                                           Filed by The News Corporation Limited
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                            Deemed Filed Pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                   Subject Companies: General Motors Corporation
                                                   Commission File No. 001-00143
                                                  Hughes Electronics Corporation
                                                   Commission File No. 000-26035


                                   Before the
                        FEDERAL COMMUNICATIONS COMMISSION
                             Washington, D.C. 20554
__________________________________________
                                          )
Application of                            )
                                          )
General Motors Corporation and            )
Hughes Electronics Corporation,           )
                                          )
      Transferors,                        )       MB Docket No 03-___
                                          )
and                                       )
                                          )
The News Corporation Limited,             )
                                          )
      Transferee,                         )
                                          )
For Authority to Transfer Control         )
__________________________________________)


                          CONSOLIDATED APPLICATION FOR
                          AUTHORITY TO TRANSFER CONTROL

Richard E. Wiley                        William M. Wiltshire
Lawrence W. Secrest III                 Scott Blake Harris
Todd M. Stansbury                       Harris, Wiltshire & Grannis LLP
Wiley Rein & Fielding                   1200 Eighteenth Street, N.W.
1776 K Street, N.W.                     Washington, DC 20036
Washington, DC 20006                    202-730-1300
202-719-7000                            Counsel for The News Corporation
                                        Limited

Gary M. Epstein
James H. Barker
John P. Janka
Latham & Watkins LLP
555 11/th/ Street, N.W.
Suite 1000
Washington, DC 20004
202-637-2200
Counsel for General Motors Corporation and
Hughes Electronics Corporation

                                     Summary

     For over two decades, Hughes Electronics Corporation ("Hughes") and its subsidiaries have been at the forefront in developing, introducing and deploying innovative satellite services for both businesses and consumers in the United States. For example, Hughes was the first to launch a high-power Direct Broadcast Satellite ("DBS") service, the first to launch a high-speed satellite Internet access service, and the first to launch a DBS spot beam satellite. Such innovations have spurred other satellite and terrestrial service providers to upgrade their systems and improve their services, all to the benefit of American consumers.

     But now, as the satellite services industry moves into a more mature stage, Hughes and its parent, General Motors Corporation ("GM"), find themselves at a crossroads. DIRECTV faces intense competition from other multichannel video programming distribution ("MVPD") systems. In fact, its DBS rival, EchoStar, is growing faster than DIRECTV, while the number of digital cable subscribers recently has been forecast to surpass the total number of DBS subscribers for the first time. Hughes is also planning to roll out an advanced broadband satellite system targeted to enterprise customers - a bold initiative that presents enormous challenges. Thus, this is a critical juncture for Hughes if it is to realize its full potential as a robust competitor that will offer Americans a true alternative to established and well-financed incumbents.

     For GM, the economic imperatives are very different. GM is world renowned as a leader in the automotive industry, and seeks to focus its management and capital resources on this core area of its operations, and the need to provide funding for GM's U.S. pension plans and retiree health care benefits for the employees who have supported

GM's core automotive operations. Separation of Hughes from GM will end the era of Hughes competing for capital against the core automotive operations of GM. GM has no special expertise in the businesses in which Hughes operates and GM's continued ownership will not enhance Hughes' position as a dynamic force. Thus, for several years, GM has been searching for an investor with a core competency more aligned with Hughes' businesses and a willingness to permit Hughes to undertake strategic initiatives that may require additional capital and other resources.

     The News Corporation Limited ("News Corp.") has a strategic vision, expertise and resources that will enable Hughes to reach its full potential as a leader in MVPD services. Accordingly, through a series of related transactions described in more detail below, GM will split off Hughes as an independent, publicly traded company, and News Corp. will acquire a 34% interest in Hughes which News Corp. will hold through Fox Entertainment Group, Inc. ("FEG"), in which News Corp. currently holds an 80.6% equity interest and exercises 97% of the vote.

     News Corp. brings an impressive array of capabilities to the transaction. It holds interests in a number of satellite direct-to-home ("DTH") television platforms outside the United States, which will allow it both to share with Hughes the benefits of its experience with diverse service offerings and business practices and to achieve economies of scope and scale in research and development and equipment production. News Corp. also has a proven track record of innovation, a demonstrated ability to challenge established incumbents successfully, and a tradition of changing the dynamic in markets it chooses to enter. For example, in launching the FOX network, Fox News Channel, Fox Sports Net, and National Geographic Channel, and investing heavily in establishing local news services in its owned television stations where none previously existed, News Corp. not only aggressively entered areas dominated by formidable incumbents, but also demonstrated a long-term commitment to compete in those areas - and ultimately its ability to do so successfully. In addition, News Corp. has demonstrated its willingness to invest in breakthrough technologies to offer subscribers better services, as it did in converting the British Sky Broadcasting ("BSkyB") platform from analog to digital technology and in bringing a wide range of interactive television services to BSkyB subscribers. News Corp. will bring this same level of strategic vision, energy, expertise and innovation to Hughes. And because Hughes' satellite platforms serve the entire country, the benefits of these enhanced services will flow to all Americans, including those in rural and other areas currently underserved or unserved by terrestrial alternatives.

     News Corp. is committed to dramatically increasing DIRECTV's local-into-local commitment by providing local-into-local service in as many of the 210 Designated Market Areas nationwide as possible, and to doing so as soon as economically and technologically feasible. Among the possibilities being studied are the use of capacity on HNS' recently expanded North American Ka-band SPACEWAY system, further incorporating digital terrestrial tuners into set-top boxes so that subscribers can seamlessly integrate digital over-the-air signals, and other emerging technologies. News Corp. also intends to investigate new technologies that promise to improve spectrum efficiency, some of which are already being used by News Corp. subsidiaries. Such initiatives not only will improve DIRECTV's competitive position in a number of markets, but also will help DIRECTV carry a greater array of high definition television

("HDTV") programming, thereby helping to drive the digital television transition process.

     By bringing together News Corp.'s DTH experience, spirit of innovation and programming expertise, with DIRECTV's video distribution capabilities and Hughes Network Systems' technological capabilities, News Corp. currently expects that, within three years, the transaction will create synergies and efficiencies of between $610 million and $765 million annually. These savings will, in turn, enhance Hughes' ability to undertake the significant risks and costs of developing and deploying new services and technologies to provide its customers with consistently more compelling products and services.

     Moreover, because the assets and operations of News Corp. and Hughes are almost entirely complementary, the transaction will not decrease competition in any relevant market affecting the United States. Indeed, competition will be intensified and consumers will have more choice.

     While the Commission has in the past recognized the pro-competitive benefits of vertical integration of programming and distribution assets, it has also assessed the potential for abuse. There is no opportunity for abuse as a result of the proposed transaction. News Corp. has no market power in the programming market and DIRECTV has no market power in the MVPD market that either could leverage for anti-competitive purposes. Moreover, as a programmer, News Corp. is dedicated to achieving the widest possible distribution for its programming in order to maximize revenue from advertising and subscriber fees, and it has no interest in denying access to or discriminating against any MVPD platform. As a provider of subscription programming services to the public, DIRECTV is dedicated to securing the most compelling programming available, regardless of the source.

     Nonetheless, in order to allay any program-related concerns whatsoever, News Corp. and Hughes have agreed as a provision of their transactional documents that they will consent to the imposition of a series of program access undertakings as a condition of approval of this Application.

          . First, News Corp. and Hughes will agree to operate under the same program access rules that Congress and the Commission have placed on programmers that are affiliated with cable operators, even though in this case there is neither a history of anti-competitive conduct nor the dominant market share that engendered the program access requirements in the first place. This commitment will remain in place whether or not News Corp. is otherwise legally subject to the Commission's program access rules. Accordingly, News Corp. will continue to make its programming available to all MVPDs on non-discriminatory prices, terms and conditions.

          . Second, News Corp. and Hughes will agree to a number of other restrictions that go beyond those applicable to cable-affiliated programmers and DBS operators. These restrictions would, for example, (1) preclude News Corp. from offering any of its existing or future national or regional programming services on an exclusive basis to any MVPD, (2) preclude News Corp. and DIRECTV from discriminating against unaffiliated programming services in the selection, price, terms, or conditions of carriage, and (3) preclude News Corp. and DIRECTV from entering into exclusive arrangements with or unduly or improperly influencing affiliated programming entities, including Liberty Media Corporation. (A complete list of these undertakings is attached to this Application as Attachment G.)

These undertakings would remain in place for so long as the Commission's program access rules remain in effect and News Corp. holds an attributable interest in DIRECTV. The parties encourage the Commission to adopt these undertakings as a condition of the approval of this Application. With these prophylactic measures in place (and indeed even without them), the proposed transaction does not present even the potential for public interest harms that could offset the inherent and undeniable public interest benefits.

     Accordingly, the Commission should grant this Application expeditiously so that the parties can begin as quickly as possible the process that will enhance Hughes' capabilities and bring the benefits of more robust competition to consumers throughout the United States.

                                TABLE OF CONTENTS

                                                                                    Page
                                                                                    ----
Summary ...........................................................................    i

I.   Introduction .................................................................    2

     A.   Description of the Parties ..............................................    4
          1.  The GM/Hughes Parties ...............................................    4
          2.  The News Corporation Limited ........................................    7
          3.  Description of the Proposed Transaction .............................   10

II.  Standards for Review .........................................................   14

III. The Proposed Transaction Complies With the Requirements of the
     Communications Act, All Other Applicable Statutes,
     and the Commission's Rules ...................................................   16

IV.  The Proposed Transaction Will Yield Significant Public
     Interest Benefits ............................................................   16

     A.   News Corp.'s Proven Track Record ........................................   20
          1.  A Tradition of Innovation in Programming ............................   21
          2.  A Tradition of Innovation in Technology .............................   23
     B.   Local-Into-Local, HDTV and Broadband ....................................   27
     C.   Increased Operating Efficiencies ........................................   31
     D.   Economies of Scope and Scale ............................................   33
     E.   Improved Customer Satisfaction ..........................................   36
     F.   Improved Capital Structure ..............................................   38
     G.   Commitment To Diversity .................................................   39
     H.   Additional News Corp./Hughes Synergies ..................................   43

V.   The Proposed Transaction Will Result in No Public Interest Harms .............   44

     A.   Relevant Market Definition ..............................................   44
     B.   Potential Horizontal Issues .............................................   45
     C.   Potential Vertical Integration Issues ...................................   46
          1.  Programming Market:  Discrimination Against
              Rival Programming Services ..........................................   48
          2.  Distribution Market:  Discrimination Against
              Rival MVPDs .........................................................   54
          3.  Broadcast Programming ...............................................   63
          4.  Electronic Program Guides ...........................................   65
     D.   Other Issues ............................................................   67

VI.  Request for Waiver of the Application Cut-Off Rules ..................  68

VII. Conclusion ...........................................................  70

                                ATTACHMENT INDEX

                                    VOLUME I

     A. List of FCC Licenses and Authorizations Controlled by Hughes Electronics Corporation

     B. GM/Hughes Simplified Ownership Structure of FCC Licensees (Pre-Transaction)

     C. The News Corporation Limited Simplified Ownership Structure (Pre-Transaction), Principal Ownership List, Officers and Board of Directors

     D.   Hughes Simplified Ownership Structure of FCC Licensees
          (Post-Transaction), Principle Ownership List, Officers and Board of Directors

     E.   Declaration of Peter Giacalone

     F.   The News Corporation Limited National and Regional Programming
          Interests

     G.   Program Access Commitments

     H.   List of Pending Hughes FCC Applications

                                    VOLUME II

Separation Agreement by and between General Motors Corporation and Hughes Electronics Corporation (April 9, 2003)

Agreement and Plan of Merger by and between Hughes Electronics Corporation, The News Corporation Limited, and GMH Merger Sub, Inc. (April 9, 2003)

Stock Purchase Agreement among The News Corporation Limited, Hughes Electronics Corporation, and General Motors Corporation (April 9, 2003)

                                   VOLUME III

Transfer of Control Applications for Licenses Controlled by Hughes Electronics Corporation

                                   Before the
                        FEDERAL COMMUNICATIONS COMMISSION
                             Washington, D.C. 20554

____________________________________________
                                            )
Application of                              )
                                            )
General Motors Corporation and              )
Hughes Electronics Corporation,             )
                                            )
        Transferors,                        )       MB Docket No. 03-____
                                            )
and                                         )
                                            )
The News Corporation Limited,               )
                                            )
        Transferee,                         )
                                            )
For Authority to Transfer Control           )
____________________________________________)


                          CONSOLIDATED APPLICATION FOR
                          AUTHORITY TO TRANSFER CONTROL

     General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes"), and The News Corporation Limited ("News Corp.") respectfully submit this joint application for Commission approval of the transfer of control over various space station, earth station, and terrestrial wireless authorizations held through GM's Hughes subsidiary./1/ Through a series of related transactions that will occur essentially simultaneously, General Motors will split off Hughes and divest its interest in Hughes, and News Corp. will acquire an indirect 34% interest in the newly-independent Hughes./2/

-----------------
/1/ Attachment A hereto provides a consolidated list of authorizations over which control is to be transferred and the entities that currently hold them. Attachment H similarly provides a consolidated list of pending applications filed by these entities.

/2/ News Corp. has designated News Publishing Australia Limited, a Delaware corporation and a wholly owned subsidiary of News Corp., as the initial purchaser of all shares of Hughes being

I.   Introduction

     Once the proposed transaction has been consummated, Hughes will become an independent public company that, through its affiliation with News Corp., will have the strategic vision, scope, scale, expertise and access to capital necessary to compete more effectively against established and well-funded incumbents. DIRECTV will be able to provide American consumers with a broader selection of innovative programming and more cutting-edge technology. DIRECTV will be able to accelerate the penetration of next-generation systems and services such as interactive television ("ITV") and digital video recorders ("DVRs"), and to better compete with the offerings of the incumbent cable operators, which the Commission has concluded are dominant in virtually all local and regional multichannel video programming distribution ("MVPD") markets.

     As the Commission has recognized, "the strong overbuild competition from local exchange carriers and others that Congress anticipated as a result of the 1996 amendments to the Communications Act has, as yet, failed to develop."/3/ Thus, the ability of Direct Broadcast Satellite ("DBS") operators to compete successfully in the MVPD market is more important than ever. News Corp.'s acquisition of a 34% interest in Hughes will promote competition in the MVPD market, to the benefit of all American consumers.

     The proposed transaction combines U.S. assets that are almost entirely complementary rather than duplicative. News Corp. holds interests in a number of acquired in the transaction. As hereinafter described, the shares of Hughes will be transferred to a subsidiary of Fox Entertainment Group, Inc. For purposes of this Application, we shall refer to the purchaser as News Corp. for the sake of simplicity.

/3/ See Implementation of the Cable Television Consumer Protection and Competition Act of 1992 - Sunset of Exclusive Contract Prohibition, 17 FCC Rcd. 12124, 12144-45 (2002) ("Exclusivity Sunset Order").

satellite programming distribution platforms and many related technology businesses worldwide. However, it has no multichannel distribution or broadband capabilities in the United States. Hughes' DIRECTV satellite television service would complement the MVPD services operating in other countries in which News Corp. holds an interest (such as British Sky Broadcasting Group plc ("BSkyB")). Conversely, Hughes has virtually no interest in programming services,/4/ while News Corp. holds interests in a broadcast network and a number of cable programming channels. Thus, while News Corp. and Hughes each provide a broad array of services, they are almost entirely in non-overlapping lines of business. This strategic relationship will enable the parties to improve Hughes' competitive capabilities by drawing on resources available from and experience gained in markets around the world, without eliminating any existing competitor serving the United States in the MVPD, programming or broadband markets.

     Not only is the proposed transaction consistent with all Commission rules and policies, but it also will result in many affirmative public interest benefits - benefits that cannot be realized until the transaction is consummated. Accordingly, the parties respectfully request that this Application be granted as expeditiously as possible. Because this proceeding involves broad public policy issues implicating competition in the programming and distribution markets in the United States, the parties also request that the Commission designate this application as a permit-but-disclose proceeding covered by
Section 1.1206 of the Commission's rules.

     This consolidated Application consists of a narrative description of the parties and the proposed transaction, including the attendant public interest benefits, along with

---------------------
/4/ Hughes' sole programming interest is a 5% passive equity interest in the Hallmark Channel.

several attachments containing the transaction documents, completed FCC transfer application forms, and other materials. Each FCC form application and its associated exhibits and filing fee have been filed separately in accordance with the Commission's rules. Following the closing of the transaction, the relevant Applicants will supplement all pending applications as required under the Commission's rules, 47 C.F.R. (S) 1.65, to reflect the new ownership structure of Hughes. To the extent that any pending applications, or any other applications for new facilities or for renewal or modification of existing facilities, are granted prior to the closing of the proposed transaction, the parties request a determination by the Commission that the grant of this Application includes consent to transfer control with respect to all such subsequently granted authorizations.

     A.  Description of the Parties

         1. The GM/Hughes Parties

     Hughes, a Delaware corporation, is a wholly owned subsidiary of GM, which is also a Delaware corporation./5/ Hughes is the corporate parent of several other companies that provide specialized communications services to a wide range of end users. Hughes indirectly owns all of the issued and outstanding interests of DIRECTV Enterprises, LLC ("DIRECTV"), a Commission licensee. In addition, Hughes controls various Commission licenses and authorizations through various other subsidiaries that are directly or indirectly wholly owned./6/ Hughes also indirectly holds an approximately 81%

----------------------
/5/ As discussed below, GM has issued a publicly traded tracking common stock (GM Class H common stock) designed to provide shareholders with financial returns based on the economic performance of the businesses and assets of GM's wholly owned Hughes subsidiary.

/6/ A list of the Commission licensees in which Hughes holds a controlling interest is included in Attachment A. Hughes also holds a non-controlling 15.5% equity/7.4% voting interest in XM Satellite Radio Holdings, Inc., the corporate parent of a Commission licensee in the satellite Digital Audio Radio Service, which is not part of this Application.

economic and voting interest in PanAmSat Corporation ("PanAmSat"), a publicly traded Delaware corporation and the corporate parent of PanAmSat Licensee Corp., a Commission licensee./7/ Attachment B includes a chart summarizing the relevant GM/Hughes ownership structure prior to the proposed transaction.

     DIRECTV is one of the world's leading digital DBS operators. DIRECTV launched the United States' first DBS satellite in December 1993 and a second DBS satellite in August 1994./8/ In June 1995, DIRECTV launched a third high-power DBS satellite. In April and May 1999, the Commission authorized the transfer to DIRECTV of DBS assets and related authorizations held by United States Satellite Broadcasting Company, Inc. ("USSB")/9/ and Tempo Satellite, Inc.,/10/ respectively. Over the last two years, DIRECTV has launched two more satellites, including the first DBS satellite with spot beam technology that enables it to re-use its spectrum a number of times across the United States to provide more efficiently the signals of local broadcast stations into their local market areas. Thus, DIRECTV currently provides service to U.S. consumers from seven DBS satellites using 32 channels at 101(Degree) W.L., 3 channels at 110(Degrees) W.L., and 11

------------------
/7/ See Hughes Communications, Inc., 12 FCC Rcd. 7534 (1997). With the exception of six satellite earth stations licenses held by PanAmSat, none of the licenses controlled by Hughes is a common carrier or broadcast radio license. PanAmSat has filed applications to remove the common carrier designation from these earth station licenses, and has also recently notified the Commission of discontinuance of service under its inactive
     Section 214 authorizations.

/8/ United States Satellite Broadcasting Co., 7 FCC Rcd. 7247 (1992). At the time, the license was held by DIRECTV's predecessor-in-interest, Hughes Communications Galaxy, Inc. ("HCG"). In June 1995, the Commission consented to the pro forma assignment of all licenses and facilities necessary to operate DIRECTV's DBS system from HCG to DIRECTV. See Public Notice, Rep. No. SPB-10 (rel. June 7, 1995) (pro forma assignment granted on June 5,
     1995). On April 7, 1995, the Commission also approved the assignment of the earth station authorization for DIRECTV's uplink facilities at Castle Rock, Colorado, from Hughes Communication Satellite Services, Inc. to DIRECTV.

/9/  United States Satellite Broadcasting Co., 14 FCC Rcd. 4585 (Int'l Bur.
     1999).

/10/ Tempo Satellite, Inc., 14 FCC Rcd. 7946 (Int'l Bur. 1999).

channels at 119(Degrees) W.L./11/ DIRECTV, together with certain independent distributors, now have approximately 11.4 million subscribers in the United States./12/

     Hughes Network Systems, Inc. ("HNS"), another Hughes subsidiary, provides broadband satellite network solutions for businesses and consumers around the world. HNS' high-speed, satellite-based broadband services are marketed globally under the DIRECWAY(R) brand. These existing satellite broadband services are provided using leased Ku-band transponders. HNS is also deploying the SPACEWAY system, a next generation, Ka-band satellite platform that will provide many new broadband services at faster speeds than ever before. SPACEWAY is currently scheduled to begin North American service in 2004, assuming successful launch of its first satellite later this year. HNS also manufactures telecommunications equipment and DIRECTV set-top boxes.

     Directly and through its subsidiaries, PanAmSat owns and operates a fleet of 22 satellites around the world that operate in the fixed-satellite service bands, as well as a comprehensive system of teleports and complementary terrestrial resources. PanAmSat carries programming for broadcasters and other programmers worldwide, provides Internet backbone support to Internet service providers, supports private business communications networks to corporations, and provides pipelines worldwide for

------------------
/11/ DIRECTV voluntarily surrendered the DBS channels previously assigned to it at the 157(Degrees) W.L. orbital location in May 1998. See Public Notice, Rep. No. SPB-127 (rel. June 10, 1998).

/12/ Of these subscribers, approximately 9.9 million subscribe directly to DIRECTV, while the remaining approximately 1.5 million subscribe through the National Rural Telecommunications Cooperative. Hughes also has interests in direct-to-home ("DTH") and other satellite services in several foreign countries. For example, it indirectly holds a 74.7% interest in DIRECTV Latin America LLC, which provides subscription DTH television services throughout Latin America. DIRECTV Latin America has one Commission-licensed earth station that is included on Attachment A. However, licenses for the services provided in foreign countries are not part of this Application.

telecommunications providers. PanAmSat and its subsidiaries also hold various FCC satellite earth station licenses./13/

          2.   The News Corporation Limited

     News Corp. is a corporation formed under the laws of South Australia with securities that are publicly traded on both the New York Stock Exchange and the Australian Stock Exchange. It is a diversified international media and entertainment company with operations in a number of industry segments, including: filmed entertainment; television; cable network programming; magazines and inserts; newspapers; and book publishing. The activities of News Corp. are conducted principally in the United States, the United Kingdom, Australia, Asia, and the Pacific Basin. News Corp. provides DTH television services in Italy and has joint venture interests in DTH television services in Latin America. News Corp. is well known to the Commission, as its subsidiaries hold a number of broadcast and other licenses. K. Rupert Murdoch, a U.S. citizen and Chief Executive, directly and indirectly controls an approximately 16% equity/30% voting interest in News Corp./14/

     Liberty Media Corporation ("Liberty"), a Delaware corporation that holds preferred limited voting ordinary shares of News Corp. representing approximately 17.6% of the total issued and outstanding stock of News Corp., is the only other

-------------
/13/ PanAmSat also holds various space and earth station licenses issued by other countries, which are not part of this Application.

/14/ This approximate percentage is calculated based on 2,095,999,003 ordinary shares outstanding on December 31, 2002, and includes ordinary shares owned by (1) Mr. K. Rupert Murdoch, (2) Cruden Investments Pty. Limited, a private Australian investment company owned by Mr. K. Rupert Murdoch, members of his family and various corporations and trusts, the beneficiaries of which include Mr. K. Rupert Murdoch, members of his family and certain charities, and (3) corporations which are controlled by trustees of settlements and trusts set up for the benefit of the Murdoch family, certain charities and other persons. In addition, Mr. K. Rupert Murdoch, Cruden Investments Pty. Limited and such other entities beneficially own 220,076,801 preferred limited voting ordinary shares.

shareholder with a greater than 10% interest in the company./15/ Liberty holds interests in domestic and international video programming, interactive technology services, and communications businesses in the United States, Europe, Latin America, and Asia. Among its holdings are majority ownership interests in Starz Encore Group LLC (100%) and Liberty Satellite and Technology, Inc. (86%), and minority interests in a number of other companies./16/ The News Corp. shares that Liberty holds have no voting rights except in a limited number of instances./17/ Thus, Liberty's interest in News Corp. is purely passive and it exercises no control over News Corp. In addition, News Corp. does not have any interest in Liberty and does not exercise any control over Liberty.

     News Corp. holds its U.S. programming interests through its Fox Entertainment Group, Inc. ("FEG") subsidiary, a Delaware corporation in which News Corp. currently

--------------
/15/ Liberty has an option, which must be exercised by September 30, 2003, through which it may acquire $500 million of additional preferred limited voting ordinary shares of News Corp. If Liberty does not exercise that option, News Corp. has the right to put those shares to Liberty upon the consummation of the transaction proposed herein. Assuming exercise of the Liberty option prior to consummation of the proposed transaction, Liberty's ownership interest in News Corp. would increase to approximately 19%. However, upon consummation of the proposed transaction, Liberty's ownership interest could be diluted to as little as 17.1%. If Liberty does not exercise its option and News Corp. does not exercise its put rights, Liberty's interest in News Corp. could fall below 17.1% after consummation of the proposed transaction.

/16/ Companies in which Liberty holds a minority interest include Discovery
     Communications (49.8%), OpenTV Corp. (46%), QVC (42%), Sprint PCS Group (21%), and USA Interactive (20%). Liberty also holds a less than 1% interest in the GMH tracking stock issued by GM. A Liberty affiliate also holds interests in two entities other than Hughes that hold Commission licenses for Ka-band space stations: a controlling interest in Astrolink International LLC (with an application pending to acquire substantially all of Astrolink's assets), and the largest plurality interest in Wildblue Communications, Inc. ("Wildblue").

/17/ A holder of News Corp. preferred limited voting ordinary shares is entitled to vote: on a proposal to reduce the share capital of the company; on a proposal to wind up or during the winding up of the company; on a proposal for the disposal of the whole of the property, business and undertaking of the company; on a proposal that affects rights attached to such preferred shares; on a resolution to approve the terms of a buy-back agreement; and during a period during which a dividend (or part of a dividend) in respect of the preferred shares is in arrears.

holds an approximately 80.6% ownership and 97% voting interest. FEG is principally engaged in the development, production and worldwide distribution of feature films and television programs, television broadcasting and cable network programming. Its programming interests include FOX Broadcasting Company, Fox Television Stations, Twentieth Century Fox Film, Twentieth Century Fox Television, Fox News Channel, and Fox Cable Networks./18/

     News Corp. indirectly holds interests in a number of subscription DTH services, all of which operate entirely outside the United States. Among these is the 36.2% indirect interest that News Corp. holds in BSkyB, the leading pay television platform in the United Kingdom and Ireland, providing a broad array of programming directly to over 6.1 million of its own DTH satellite subscribers and indirectly to over 4.1 million additional subscribers of cable and other delivery platforms./19/ However, News Corp. has no interest in satellite operators serving the United States./20/

     In addition, News Corp. holds an approximately 42.9% interest in Gemstar-TV Guide International, Inc. ("Gemstar"), a global technology and media company that develops proprietary technologies and systems that simplify and enhance the viewing and recording of video and television programming and provides print, electronic, and interactive program listings. Among other things, Gemstar produces an electronic

------------
/18/ Attachment F contains a list of News Corp.'s national and regional cable programming interests in the United States, including those owned indirectly through Gemstar-TV Guide International, Inc.

/19/ In addition to BSkyB, News Corp. holds interests in Sky Italia (80.1%), Sky
     Brasil Servicos Ltda. (49.7%), Innova S. d R.L. de C.V. (30%), Sky New Zealand (29.5%), FOXTEL (25%), and Sky PerfecTV (8.1%), which provide DTH services in Italy, Brazil, Mexico, New Zealand, Australia, and Japan, respectively.

/20/ News Corp. indirectly through Gemstar holds an interest of less than 0.3% in the Wildblue Ka-band satellite system.

program guide ("EPG") that is used by MVPDs as an on-screen guide that enables subscribers to navigate program offerings.

     News Corp. also holds an approximately 79% equity interest in NDS Group plc ("NDS"), a supplier of open end-to-end digital pay television solutions for the secure delivery of entertainment and information to television set-top boxes and personal computers. NDS' conditional access systems also enable its customers to provide enhanced television and interactive services, such as electronic program guides, games, interactive advertising and television commerce. NDS has also developed DVR technology.

     Attachment C includes a chart that summarizes the relevant News Corp. ownership structure prior to the proposed transaction.

     B.   Description of the Proposed Transaction

     GM proposes to split off Hughes and divest its interest in Hughes such that Hughes will become a separate and independent company. As a result of these and several related transactions, News Corp. will control a 34% interest in Hughes, three GM employee benefit trusts managed by an independent trustee will have a combined approximately 20% interest in Hughes, and the remaining 46% interest in Hughes will be held by the general public./21/ The transaction - which is subject to several conditions, including regulatory approvals, a tax ruling, and GM and Hughes stockholder approval - will be accomplished in a series of interrelated steps that transpire essentially simultaneously, as follows.

-------------
/21/ See the Separation Agreement, Merger Agreement, and Stock Purchase
     Agreement, included in Volume II of this Application.

     The Split-Off of Hughes. At present, a "tracking stock" GM security related to the financial performance of Hughes is held by the public and is traded on the New York Stock Exchange as GM Class H common stock ("GMH shares"). This tracking stock is designed to provide holders with financial returns based on the financial performance of Hughes. The total number of GMH shares issued to date and currently outstanding represents an approximately 80.1% indirect economic interest in the financial performance of Hughes, the largest block of which is held by three GM employee benefit trusts. GM itself owns all of the common stock of Hughes, holds all of Hughes' voting power and retains the remaining approximately 19.9% economic interest in the financial performance of Hughes.

     As one of the first steps in the transaction, after the payment by Hughes to GM of a $275 million dividend, GM will distribute to the GMH shareholders new shares of Hughes common stock in exchange for all of the outstanding GMH shares (on a share-for-share basis). As a result, the GMH shares will be redeemed and cancelled. Prior to the stock purchase described below, GM will hold all the outstanding shares of another class of Hughes securities - Class B common stock
- representing GM's approximately 19.9% economic interest in the company.

     The Stock Purchase. Simultaneously with the split-off described above, News Corp. will purchase GM's approximately 19.9% interest in Hughes, represented by Hughes Class B common stock, for $14 per share (approximately $3.8 billion, subject to adjustments as described in the Stock Purchase Agreement) payable in cash, or at News Corp.'s election, up to 20% of this amount may be paid to GM in News Corp. preferred limited voting ordinary American Depository Receipts ("ADRs").

     The Merger. News Corp. will form a new subsidiary specially created to merge with Hughes (the "Merger Subsidiary"). Immediately following the split-off and stock purchase described above, the Merger Subsidiary will merge with and into Hughes, with Hughes, a U.S. corporation, being the surviving corporation. In connection with the merger, News Corp. will acquire from the former GMH shareholders an additional 14.1% of Hughes for $14 per share (subject to adjustment as described in the Merger Agreement) payable at News Corp.'s election (to be determined at least three business days before closing) in the form of News Corp. preferred ADRs, cash, or a combination of preferred ADRs and cash. As a result of the merger, each former GMH shareholder will receive for its shares of Hughes stock owned before the merger consideration of which approximately 82.4% will consist of equity in Hughes and 17.6% will consist of News Corp. preferred ADRs and/or cash. In addition, automatically upon consummation of the merger, the Hughes Class B common stock acquired by News Corp. from GM will be converted (on a share-for-share basis) into "regular" Hughes common stock. Thus, after the merger, News Corp. will hold 34% of the Hughes common stock and the former GMH shareholders will hold 66% of the Hughes common stock.

     Immediately after the merger, the shares of Hughes acquired by News Corp. will be transferred to FEG or a wholly owned subsidiary of FEG for a combination of a promissory note and stock in FEG. The acquisition of this stock will increase News Corp.'s ownership interest in FEG to approximately 82%.

     The Resulting Ownership and Management Structure. As a result of these transactions, Hughes will become an independent company incorporated in the United States with a single class of common stock that is publicly traded on the New York Stock

Exchange. News Corp., through its FEG subsidiary, will control the single largest block of shares in Hughes with a 34% interest. The remaining 66% interest in Hughes will be held by the former owners of GMH shares. Of this public shareholding, trusts established under various GM employee benefit plans will hold, in the aggregate, an approximately 20% interest. The United States Trust Company of New York serves as the independent trustee of each of those trusts with respect to such shares, and therefore is expected initially to hold, in the aggregate, approximately 20% of the voting power of Hughes common stock. Subject to its fiduciary duties as trustee, US Trust will have sole discretion in exercising those voting rights. The remaining shares will be widely held by the public at large. Hughes will continue to own indirectly approximately 81% of the shares of and control PanAmSat. After the transaction, GM will no longer hold any shares of Hughes common stock. Attachment D includes a simplified presentation of the relevant Hughes ownership structure post-transaction.

     Hughes' board of directors will consist of 11 members, including six independent directors./22/ The parties have agreed upon an initial slate of directors, all of whom are U.S. citizens, which includes Rupert Murdoch as Chairman of the Board; Chase Carey, News Corp.'s former Co-Chief Operating Officer, as Chief Executive Officer and full-time Hughes executive; and Eddy Hartenstein, Hughes' Corporate Senior Executive Vice President, as Vice Chairman./23/ The board will have an Audit Committee comprised entirely of independent directors. Among its other functions under Hughes' By-Laws, the Audit Committee will review and approve all related-party transactions in such

----------------
/22/ A list of the directors is included in Attachment D.

/23/ There is no corporate governance mechanism that ensures that News Corp.
     will continue to have four representatives on the board of directors, or that Messrs. Murdoch and Carey will continue to hold the positions of Chairman and Chief Executive Officer, respectively.

amounts and related to such matters as the Audit Committee determines. Accordingly, because News Corp. and its programming vendor subsidiaries would be considered related parties, any transaction they might enter into with Hughes or DIRECTV may be subject to review and approval by the independent Audit Committee.

         No single shareholder will have a de jure controlling interest in the company either through a majority interest in voting stock or majority representation on the board. Thus, voting control will rest with the public shareholders. However, by virtue of the fact that News Corp. will indirectly control a 34% interest in Hughes and, at least initially, its former employee will be Chief Executive Officer, the Commission may deem News Corp. to exercise de facto control over Hughes under its totality of the circumstances test for purposes of the Communications Act. Accordingly, the parties presume such control for purposes of this Application./24/ GM will no longer control Hughes in any respect.

II.      Standards for Review

         As with any such transaction, the Commission will approve the proposed transfer of control if, after weighing "the potential public interest harms of the [transaction] against the public interest benefits," it concludes that, "on balance," doing so would serve

---------------
/24/ Because the concept of "control" for purposes of the Commission's analysis may vary from the way that term is defined in other statutory and regulatory contexts, the parties' presumption for purposes of this application should not be read as applicable to any other purpose, such as for securities law, accounting or tax purposes. See, e.g., Committee for Full Value of Storer Communications v. FCC, 101 FCC 2d 434, 442 (1985)("The meaning of a statutory reference to `control' will also vary from statute to statute depending upon the purpose of the statute, the context, and the legislative intent. We do not believe we are bound, therefore, by statutory and common law definitions of `control' in securities law [when interpreting Section 310(d)] . . . ."), aff'd sub nom. Storer
     Communications, Inc. v. FCC, 763 F.2d 436 (D.C. Cir. 1985); Helvering v. Edison Bros. Stores, Inc., 133 F.2d 575, 579 (8th Cir. 1943) (a ruling by one administrative department of government concerning income accounting does not control that of another department made for an entirely different purpose under another act of Congress).

the public interest, convenience, and necessity./25/ Accordingly, where the potential harms are great, the potential benefits must be great; conversely, where the potential harms (if any) are small or limited, the potential benefits need only be of a similar scale./26/ In making this determination, the Commission first must determine whether the proposed transaction complies with the specific provisions of the Communications Act, other applicable statutes, and the Commission's rules./27/ The public interest analysis also involves an examination of potential effects of the transaction on competition in relevant markets./28/ The Commission has repeatedly admonished that a transfer of control proceeding must focus on benefits and harms that are specific to the proposed transaction, and is not an open forum for raising pre-existing or industry-wide disputes./29/

----------------
/25/ See, e.g., Comcast Corporation, AT&T Corp., and AT&T Comcast Corporation,
     17 FCC Rcd. 23246, 23255 (2002) ("AT&T/Comcast); Time Warner Inc. and America Online, Inc., 16 FCC Rcd. 6547 at (P) 1 (2001)("AOL/Time Warner"); MediaOne Group, Inc. and AT&T Corp., 15 FCC Rcd. 9816, 9821
     (2000)("AT&T/MediaOne"); see also 47 U.S.C.(S).310(d).

/26/ See, e.g., AT&T/Comcast, 17 FCC Rcd. at 23329 (observing that "in balancing the public interest harms and benefits, we employ a sliding scale approach" that "examine[s] the likelihood and the magnitude of the potential public interest harms").

/27/ See, e.g., id. at 23255.

/28/ See, e.g., EchoStar Communications Corporation, Hughes Electronics
     Corporation, and General Motors Corporation, Hearing Designation Order, 17 FCC Rcd. 20559, 20576 (2002) ("EchoStar/Hughes"); AT&T/MediaOne, 15 FCC Rcd. at 9821.

/29/ See, e.g., AOL/Time Warner, 16 FCC Rcd. at 6550 ("The Commission recognizes and discourages the temptation and tendency for parties to use the license transfer review proceeding as a forum to address or influence various disputes with one or other of the applicants that have little if any relationship to the transaction or to the policies and objectives of the Communications Act").

         As discussed below, bringing together the expertise and assets of News Corp. and Hughes will create substantial public interest benefits, and there are virtually no offsetting public interest concerns - especially given the parties' willingness to agree to a list of prophylactic program access undertakings. Accordingly, the Commission not only should grant this Application - it should do so expeditiously.

III. The Proposed Transaction Complies With the Requirements of the Communications Act, All Other Applicable Statutes, and the Commission's Rules.

         Unlike many recent mergers with which the Commission has struggled, the proposed Hughes/News Corp. transaction does not implicate any aggregation, cross-ownership, or other similar restrictions imposed by the Communications Act, any other applicable statute or the Commission's rules./30/ News Corp. currently holds controlling interests in a number of companies that are Commission licensees. The qualifications of all relevant parties are therefore a matter of record before the Commission, and have been reviewed and endorsed in prior proceedings.

IV.      The Proposed Transaction Will Yield Significant Public Interest
         Benefits.

         For more than two decades, Hughes and its subsidiaries have been at the forefront in developing, introducing, and deploying innovative satellite services for both businesses and consumers in the United States. Hughes was the first to launch an all-digital, high-power DBS service, the first to launch a high-speed satellite Internet access service, and the first to launch a DBS spot beam satellite capable of re-using its spectrum efficiently

----------------
/30/ As discussed above, all but six of the licenses controlled by Hughes are non-broadcast and non-common carrier authorizations and therefore not subject to the foreign ownership limitations of Section 310(b)(4) of the Communications Act of 1934. PanAmSat has applied to convert those six earth station licenses to non-common carrier status, and upon grant foreign ownership limitations will become totally inapposite. PanAmSat has also notified the Commission of discontinuance of service under its inactive
     Section 214 authorizations.

to provide the signals of more local broadcast stations in their own local markets. Later this year, HNS expects to launch the first SPACEWAY satellite, part of a Ka-band network utilizing the first processor-based commercial spacecraft to serve the U.S., which will provide classes of service and levels of spectrum efficiency never before realized over a satellite network.

         Such innovations have spurred other satellite and terrestrial service providers to upgrade their systems and improve their services. For example, cable operators have invested more than $65 billion since 1996 to upgrade their infrastructure so that they can deliver digital television and two-way broadband Internet access services./31/ The number of digital cable subscribers is estimated to be over 20 million and has been forecast for the first time to exceed the total number of DBS subscribers served by DIRECTV and EchoStar./32/ Responding to DIRECTV's initiatives, EchoStar has launched two DBS spot beam satellites within the last year for use in providing local-into-local offerings and has used DBS spectrum at "wing" slots to provide local-into-local and niche services as well. EchoStar has entered into transactions that will increase its spectrum advantages over DIRECTV,/33/ and EchoStar's net growth in 2002 exceeded DIRECTV's by 300,000

----------------
/31/ See Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Ninth Annual Report, 17 FCC Rcd. 26901, 26917 (2002) ("Ninth Cable Competition Report").

/32/ See, e.g., Press Release, Leichtman Research Group, "Digital Cable Poised to Overtake DBS" (rel. Feb. 25, 2003) (available at www.leichtmanresearch.com/press/022503release.pdf). In a recent study, the Yankee Group projected that DBS will grow only 6% over the next four years, from 20.6 million households in 2003 to 27.1 million households by year-end 2007. This figure is 9% lower than the Yankee Group's previous forecast, a reduction based on the lower net growth rate for DBS in 2002 and the anticipated impact of digital cable. The Yankee Group forecast that digital cable will maintain its lead over DBS, growing from 22.6 million households in 2003 to 39 million households by year-end 2007. A discussion of this study can be found at www.yankeegroup.com/public/home/daily_viewpoint.jsp?ID=9587.

/33/ See "SES Americom to Provide Satellite Capacity to EchoStar," Press Release
     (Mar. 26, 2003)(available at www.ses-americom.com/media/26_mar_03.html) (describing a "multi-
subscribers. Thus, as predicted by basic economic theory, DIRECTV's introduction of competition in the MVPD market has resulted in an increase in innovation and service quality, all to the benefit of American consumers.

         Nonetheless, as the satellite services industry moves into a more mature stage, GM and Hughes find themselves at a crossroads. GM needs to focus its energy and capital resources on its core automotive business. At the same time, the video, broadband and fixed-satellite services businesses have become ever more competitive, requiring companies in those areas to redouble their efforts to present more compelling products and services, and to capture increased efficiencies in their operations. As the Commission has observed,

         [M]arkets for video services have broadened and grown, reflecting shifts in market demand and supply in recent years. Competitive rivalry between and among suppliers of video services has intensified as consumers find increased choice of video programming and new vendors that supply video programming and video delivery services. Increased competitive rivalry intensifies the pressure on management to (1) improve internal operating efficiency by using inputs of production more effectively and organizing the firm to reduce redundancy in staffing or business functions; and (2) reorganize the firm through horizontal and vertical mergers to achieve economies of scale and scope./34/

Reflecting these competitive pressures, a number of companies with diversified holdings have decided to divest operational units in an effort to refocus their efforts on their core businesses. Recent cases include GE's decision to sell its satellite services subsidiary to

-----------------
     year service agreement to provide satellite capacity to EchoStar Communications Corporation" that EchoStar plans to utilize "to seek ways to offer a combination of satellite TV programming bundled with satellite-delivered, high-speed Internet services").

/34/ Amendment of Section 73.658(g) of the Commission's Rules - the Dual Network
     Rule, 16 FCC Rcd. 11114, 11120 (2001) (footnote omitted).

SES Global and AT&T's decision to sell its cable systems to Comcast./35/

         GM is world renowned as a leader in the automotive industry, but it has no special expertise in the provision and marketing of satellite services or programming. Moreover, GM has decided to withdraw from the communications business in order to focus its resources on its core automotive business and to help satisfy retiree pension and health benefit legacy costs. GM's continued ownership of Hughes therefore presents an obstacle to the development of both companies because (1) GM cannot focus as fully on its core automotive operations and address its legacy costs, and (2) Hughes does not have the support of a company with a core competency aligned with its satellite operations and the capability to enhance the company's competitive position.

         In order to address this situation, GM embarked on a search for an investor that offered a good strategic fit with Hughes. This process has resulted in the proposed transaction with News Corp., a company with experience in operating satellite DTH systems outside of the United States as well as in developing, packaging and marketing popular and groundbreaking video news, sports, entertainment and other services. As importantly, News Corp. has the proven ability to inject real competition into markets that - like the MVPD market - have traditionally been dominated by well-established and well-funded incumbents. DIRECTV will be able to draw upon experience gained by News Corp. in competing with great success in other multichannel video and interactive services markets outside the United States. Based on News Corp.'s history of changing the dynamic of markets it chooses to enter, the proposed transaction can be expected to further invigorate Hughes and enable it to reach its full potential as a competitor.

-----------------
/35/ See AT&T/Comcast, 17 FCC Rcd. at 23246; General Electric Capital Corp. and
     SES Global, S.A., 16 FCC Rcd. 17575 (2001) ("GE/SES").

         As discussed below, the transaction will generate direct and tangible public interest benefits from a number of sources. First, News Corp. has a proven track record of innovation in programming and DTH services, and will apply these same attributes to Hughes. Second, News Corp. is dedicated to increasing the amount of local-into-local, high definition television ("HDTV"), and broadband services Hughes provides to American consumers. Third, by drawing upon its DTH experience and rationalizing the use of facilities across the two companies, News Corp. will increase operating efficiencies at Hughes. Fourth, the affiliation of News Corp. and Hughes will create economies of scope and scale that will help drive down costs and reduce the risks of innovation. Fifth, by introducing new or enhanced capabilities to the DIRECTV platform, News Corp. will increase customer satisfaction and as a result achieve greater subscriber growth and lower churn. Sixth, the proposed transaction will improve Hughes' capital structure and enable it to access the equity markets. Lastly, News Corp. will bring to Hughes its significant commitment to diversity and equal opportunity.

         A.   News Corp.'s Proven Track Record

         News Corp. comes to this transaction with an established history in media services generally, and in the satellite DTH service in particular. News Corp. has been involved with operating satellite DTH systems since 1989 and holds interests in DTH platforms outside the United States serving over 12 million subscribers worldwide. It is the world's leading distributor of television services via satellite and has amassed an invaluable reservoir of expertise in this area. In addition, News Corp. has an impressive record of programming and technical innovation in the United States. In launching the FOX network, Fox News Channel, Fox Sports Net, and National Geographic Channel, and investing heavily in establishing local news services in owned television stations where none previously existed, News Corp. not only aggressively entered areas dominated by formidable incumbents, but also demonstrated a long-term commitment to compete in those areas - and ultimately its ability to do so successfully. News Corp.'s proven track record illustrates and substantiates the kinds of compelling public interest benefits that will result from the proposed transaction and the boost it will give to competition in the marketplace. And because Hughes' satellite signals are available nationwide, the benefits of this competition - more innovative services at better prices - will be available to consumers throughout the United States, including in rural and other areas that are underserved, or totally unserved, by terrestrial MVPDs.

        1. A Tradition of Innovation In DTH Technology

     Outside the United States, innovation has been the rule for the DTH platforms in which News Corp. holds an interest. The example with the longest history is BSkyB, which News Corp. launched in 1989 - five years before DIRECTV launched. At that time, BSkyB transmitted only four channels of programming. By 1995, that number had grown to 25 channels, but the platform's analog technology constrained further increases. Rather than accept this limitation, BSkyB decided to convert to digital technology, and in 1998 it launched a digital service that offered 140 channels. More than 100,000 digital decoders were sold in the first 30 days. In 1999, BSkyB offered free set-top boxes and dishes to help speed the conversion and drive penetration, resulting in 1.2 million gross subscriber additions in just 10 months. In 2001, BSkyB had reached a total of five million subscribers and completed its transition to digital technology - after three years and at a cost of nearly one billion dollars. As a result, the viewing public in the U.K. had access to a much larger array of video programming options, and BSkyB has grown to over six million DTH subscribers. Today, BSkyB offers more than 375 channels delivering programming 24 hours a day.

     BSkyB's transition to digital technology also fed other innovations. For example, in 2000, BSkyB launched the world's first interactive TV news service, Sky News Active, which, among other things, allows viewers to choose from multiple segments being broadcast simultaneously on a news channel. Over the last three years, BSkyB has continued to introduce additional ITV services and capabilities to its subscribers, and today its SkyActive service delivers online shopping, banking, games, e-mail, travel, tourism, and information services with all the look, feel, and immediacy that customers expect from television. With this technology, viewers can, for example, view multiple screens of programming within a certain genre and click on the one that interests them, and can choose from among multiple camera angles during the broadcast of sporting events. In addition, in 2001 BSkyB launched Europe's first fully integrated DVR, Sky+, giving viewers still more interactive capabilities. These sorts of innovations provide subscribers with a greatly enhanced viewing experience and lead to greater customer satisfaction.

     Upon consummation of the proposed transaction, News Corp. will bring this same spirit of innovation to Hughes. DIRECTV currently offers limited ITV capabilities to its subscribers, but few subscribers appear to be making use of those capabilities. Drawing on the experience and expertise gained in launching, marketing, and operating the SkyActive service, News Corp. intends to enhance the ITV capabilities available to DIRECTV subscribers and to create a greater level of awareness among consumers.

News Corp. believes that this exciting new capability will increase DIRECTV's operating earnings by approximately $29 million to $43 million after a two to three year ramp-up period./36/ Similarly, while DIRECTV's manufacturing partners offer set-top boxes ("STBs") with integrated DVRs, consumer adoption of this technology to date has been limited to a small audience./37/ News Corp. will make a concerted effort to increase the penetration of DVRs by drawing on the marketing expertise within FEG, BSkyB and other affiliated companies to create consumer awareness of and demand for the product. News Corp. firmly believes that increasing the use of ITV and DVR technology will help to attract and retain subscribers and make DIRECTV a better competitor in the MVPD market.

        2. A Tradition of Innovation In Programming

     News Corp. has consistently been an innovator in the field of video news, sports and entertainment, and in the process has demonstrated its willingness to adopt unorthodox strategies, enter new fields, and challenge incumbents - and to do so successfully. In the United States, this drive for innovation has taken many forms familiar to the Commission.

     News Corp. launched the FOX network in 1986, at a time when three networks had dominated television broadcasting for three decades. Many were skeptical that a fourth network could survive, let alone compete./38/ Not only has FOX survived, it has

----------------------
/36/ See Declaration of Peter Giacalone at (P) 20 ("Giacalone Dec."). The Giacalone Declaration can be found at Attachment E to this Application.

/37/ See, e.g., "Digital Video Recorder Growth on Pause," Leichtman Research Group (rel. April 8, 2003) (study finding that 1% of cable and DBS subscribers report having a DVR, and only 5% view themselves as very familiar with the product).

/38/ At the time, the conventional wisdom was that a fourth network could not survive. See, e.g., Gene Jankowski, President of CBS Inc.'s Broadcast Group, May 1985 ("To say that one flourished, redefining television in characteristic FOX fashion. During its seventeen year tenure, FOX has launched successful, groundbreaking shows The Simpsons (the longest running entertainment series on television), In Living like Color (which revitalized sketch comedy and launched the careers of Jim Carrey, Keenan Ivory Wayans and several others), America's Most Wanted (which has been responsible for the apprehension of 750 criminals), and The X-Files (which redefined the boundaries of science fiction television), and more recently shows like 24, Boston Public, Malcolm in the Middle, and The Bernie Mac Show. FOX's programming wins not only ratings, but also critical acclaim, boasting countless Emmy, Golden Globe, Peabody, and Television Critic's Association Awards over the years./39/

        In 1996, ten years after the launch of the FOX network, News Corp. launched the Fox News Channel and - despite initial resistance from a number of cable companies and a chorus of doubters/40/ - has developed that programming to the point where it has

------------------------
     organization could come into existence, create programming and attract enough advertising so that revenues cover expenses is a real stretch of the imagination"); Barbara Bradley, Christian Science Monitor, May 1985 ("Whatever its editorial stance, the new Fox broadcast group has little chance of becoming a fourth network.").

/39/ The Simpsons alone has garnered 18 Emmy Awards, the George Foster Peabody
     Award, the Television Critics Association Award for Outstanding Achievement in Comedy, a People's Choice Award, Parent's Choice Awards, and Nickelodeon Kids Choice Awards, among many others. In addition, 20/th/ Century Fox Television, which produces shows for FOX and many other networks, has earned more than 100 Emmy awards for such critically acclaimed series as M*A*S*H, L.A. Law, Picket Fences, The X-Files, The Practice, Ally McBeal, The Simpsons, King of the Hill, 24, and The Bernie Mac Show.

/40/ See, e.g., Bill Carter, "Murdoch Joins a Cable-TV Rush Into the Crowded
     All-News Field," New York Times (Jan. 31, 1996)(Fox News announcement "generated more skepticism than the earlier announcements because unlike NBC or ABC, [News Corp.] is starting up a news channel without an existing network news division"); Frazier Moore, "Fox News Pledges Balance As It Faces Rivals," Associated Press (Oct. 7, 1996)("FNC will be battling one other thing: skepticism from onlookers that, despite Murdoch's might and Ailes' scrappiness, FNC joins the all-news free-for-all too small, too late, too green - and, in practice, too much like the others").

overtaken CNN as the nation's most watched cable news network, growing from 17 million subscribers at launch to almost 82 million subscribers this month.

     Paralleling its efforts in national news, News Corp. through its subsidiary, Fox Television Stations, Inc. ("FTS"), has been an innovator in the area of local news and informational programming. Today, the 35 full-power television stations that FTS owns and operates (the "O&Os") air more than 800 hours of regularly-scheduled local news per week (an average of over 23 hours per week per station). Prior to acquisition by FTS, many of those stations provided little or no local news programming; in fact, FTS has increased the local news programming hours across its O&Os on average by 57% per week as compared to the period prior to FTS's ownership. In nearly all of their markets, FTS O&Os air a three-hour (or longer) weekday morning news program. While the O&Os and affiliates of other broadcast networks are limited to a few five-minute cut-ins during their network's national morning news show, the FTS O&Os were often the first (and in many markets are still the only) stations to offer hours of innovative and unique local news and information programming each weekday morning. FOX has also pushed to extend these practices beyond the O&Os to the non-owned affiliates. For the past several years, FOX's standard affiliation agreement has required affiliates to commit to launch or increase local news programming, and FOX has provided affiliates support and resources to accomplish these goals. Since 1994, FOX has assisted more than 100 affiliates in launching local newscasts.

     As with entertainment and news, FOX has been an innovator in sports. FOX burst onto the sports scene in 1993 with a contract to broadcast NFL games, an area that had been dominated by CBS, NBC and ABC. Since then, FOX has become the recognized leader in developing innovative technology that marries information and entertainment in a way that makes nationally televised sporting events more viewer friendly./41/ These technological innovations, together with FOX's innovative packaging of sports programming, have resulted in 18 Sports Emmys in the seven major categories in the last 4 years, more than three times the number of Sports Emmys won by NBC (4), ABC (1), and CBS (0) combined./42/

     Taking this sports innovation to the MVPD world, News Corp. in 1997 co-founded Fox Sports Net, a national sports programming venture consisting of regional sports networks that competes with ESPN, the dominant cable sports franchise. Its 19 regional sports channels (10 wholly or majority owned and 9 minority owned or affiliated) now reach over 79 million homes. Fox Sports Net is the only network that delivers what sports fans most passionately desire: live home team games coupled with outstanding national sports events and programming.

     And finally, in its most recent entry in the cable programming business, News Corp. launched the National Geographic Channel in January 2001 with 9 million subscribers. It is now at 43.1 million subscribers and is the fastest-growing network in

--------------------------
/41/ These innovations include the "FOX Box" that presents scores and other related information on sporting events in graphical overlays on the TV creen. That enhancement has now been widely imitated by virtually every broadcaster worldwide and is considered standard fare by viewers. FOX Sports was also the first to broadcast NFL games with a yellow line superimposed at the first down marker. In baseball, FOX introduced the "catcher cam" and enhanced audio coverage (including microphones in bases, in the outfield wall, and in foul line markers), and in hockey the "glowing puck." For NASCAR broadcasts, it pioneered the use of rich, real-time graphic overlays that track the status and standing of individual cars. FOX Sports was also first in routinely producing its broadcasts in Dolby Digital Surround Sound.

/42/ The seven major categories of Sports Emmys include Best Play by Play, Best
     Game Analyst, Best Studio Host, Best Studio Analyst, Best Studio Show, Best Live Sports Special, and Best Live Sports Series.

the MVPD business in terms of distribution. National Geographic Channel is gradually increasing in ratings against the industry leader, The Discovery Channel./43/

     As it did in the areas of entertainment, news and sports, News Corp. will bring its demonstrated spirit of innovation, creativity, energy and expertise to Hughes, with the goal of shaking up established incumbents and bringing customers innovations that revolutionize the MVPD market.

     B. Local-Into-Local, HDTV and Broadband

     Among the most important areas in which News Corp. will enhance DIRECTV's competitive position are: (1) dramatically increasing the number of designated market areas ("DMAs") in which local broadcast signals are available to subscribers, (2) increasing the amount of HDTV programming available nationwide, and (3) developing a number of options for consumer broadband services.

     News Corp. was the first proponent of local-into-local service,/44/ and in fact conceived and designed a technological vehicle - a DBS spot beam satellite
- to accomplish the previously unheard of concept as part of its American Sky Broadcasting ("ASkyB") venture./45/ News Corp., with its grounding as a U.S. broadcaster, has always been convinced that DBS will be the strongest possible competitor to cable only if it can provide consumers with the broadcast channels they have come to rely on for local news,

------------------------
/43/ Discovery Channel is 49.8% owned by Liberty and 24.6% by Cox Communications, Inc. See Ninth Cable Competition Report, 17 FCC Rcd. at 26980, Table C-1.

/44/ See, e.g., Testimony of Rupert Murdoch, Hearing on Multi-Channel Video Competition before the Committee on Commerce, Science and Transportation, U.S. Senate, at p. 22 (April 10, 1997).

/45/ ASkyB was originally formed as a joint venture between News Corp. and MCI in 1996 to provide DBS service using channels MCI had won at the first DBS auction.

weather, traffic and sports. Consequently, local-into-local was a key component of the ASkyB business plan from the venture's inception.

         This view has been borne out over the last few years, as DIRECTV and EchoStar have increased year-over-year gains in subscribers dramatically in DMAs where they provide local-into-local services/46/ - while at the same time driving cable operators in those markets to increase their level of service in response./47/ Thus, expansion into additional DMAs not only would have the direct effect of offering local channels to more subscribers, but it also would indirectly benefit cable subscribers in those markets by offering true alternatives to cable and spurring cable operators to improve their service in some respect.

         Prior to entering into the proposed transaction with News Corp., DIRECTV had announced plans to extend its local-into-local coverage to approximately 100 DMAs by the end of 2003, subject to the successful launch and positioning of DIRECTV's newest spot beam satellite, DIRECTV 7S./48/ However, under GM's ownership and capital constraints, Hughes has been unwilling to consider investing the capital necessary to do more. News Corp. is committed to dramatically increasing DIRECTV's local-into-local commitment by providing local-into-local service in as many of the 210 DMAs as possible, and to doing so as soon as economically and technologically feasible. To that

-------------------
/46/ See General Accounting Office, Telecommunications: Issues in Providing
     Cable and Satellite Television Services, Report to the Senate Judiciary Committee, Subcommittee on Antitrust, Competition, and Business and Consumer Rights, at 9 (Oct. 2002) ("GAO Report") ("We found that in areas where both DBS companies introduced local broadcast channels, DBS subscribership grew by approximately 210 percent over this time period, while in areas where local channels were not available, it grew by 174 percent in the same time frame").

/47/ See id. at 10 ("In areas where both DBS companies provide local channels, our model results indicate that cable companies offer subscribers approximately 6 percent more channels").

/48/ See Press Release, "DIRECTV Names 39 New Local Channel Markets," (Mar. 19,
     2003) (available at
     www.directv.com/DTVAPP/aboutus/headline.jsp?id=03_19_2003A).

end, News Corp. has already begun to consider a number of alternative strategies for using new satellites, new technologies, new ventures, or a combination of these approaches./49/

         For example, News Corp. is looking into the feasibility of using some of the Ka-band satellite capacity on HNS' SPACEWAY system to provide DTH service. HNS has recently expanded the North American portion of the SPACEWAY system to include a third orbital location with full-CONUS coverage, and it has three spacecraft well under construction that are designated for its three licensed full-CONUS locations. When Hughes filed its SPACEWAY application in 1995, Hughes envisioned that the system could be used for a variety of services, including DTH programming services and broadband services. The focus of the SPACEWAY program, however, is the provision of broadband services, and primarily service to enterprise customers. The additional full-CONUS capacity afforded by having a third North American orbital location provides the opportunity to use some of the SPACEWAY capacity for DIRECTV to extend local-into-local service into more DMAs.

         News Corp. is also considering other strategies that could prove effective in extending local-into-local to more DMAs. For example, it is exploring the potential of incorporating digital terrestrial television tuners into DIRECTV set-top boxes. By mounting a small antenna for receiving broadcast signals at the same point where the satellite dish is located, most subscribers would be able to receive digital television broadcast signals from their local stations over-the-air. And unlike analog signals, which

------------------------
/49/ As the General Accounting Office found last year, spectrum limitations make penetration into additional DMAs using DBS spectrum impractical at this point. See GAO Report at 11 (providing local channels in all 210 DMAs using current technology would put such a strain on capacity that it "would compromise the competitiveness of a DBS company with cable").

require the use of inconvenient "A/B" switching, these digital signals can be seamlessly processed by the STB with the DIRECTV satellite signal in a manner that will be transparent to the viewer. News Corp. will also explore other emerging technologies that could be used to deliver local signals, either alone or in combination with one or more of the above alternatives.

         News Corp. continues to believe, as it did six years ago with ASkyB, that DIRECTV will achieve its full potential as an MVPD only if it can offer all subscribers their local channels. Accordingly News Corp. intends to continue the process it began at ASkyB, balancing its long-held belief in the importance of providing consumers with the local broadcast channels they depend on with the need to find creative and cost-effective ways to achieve this goal so as not to compromise its ability to compete with incumbent cable operators.

         Similarly, News Corp. intends to investigate new technologies that promise to improve spectrum efficiency or otherwise increase available capacity so that it can expand the amount of HDTV content available on DIRECTV. For example, if capacity on the SPACEWAY system is made available to DIRECTV, such capacity could be used to carry many more than the four HDTV channels DIRECTV currently carries and the five channels that some cable operators have committed to carry as part of the voluntary plan proposed by Chairman Michael Powell./50/ Higher order modulation schemes, such as the 8PSK technology FOX uses for its broadcast distribution to affiliates, could also provide additional capacity, as could further improvements in compression technology.

-------------------
/50/ See Second Periodic Review of the Commission's Rules and Policies Affecting the Conversion to Digital Television, FCC 03-8 at (P) 15 (rel. Jan. 27,
     2003).

News Corp. will explore these and other technological and business solutions in an effort to help drive the transition to digital television.

         Hughes today provides satellite broadband services, and News Corp. will work aggressively to ensure that broadband services are available to as many American consumers as possible. Among the possibilities for offering broadband solutions to all Americans that News Corp. will explore are partnering with other satellite broadband providers, DSL, new potential broadband providers using Wi-Fi, power line broadband systems, or other emerging technologies. News Corp. believes it is critical that consumers have a vibrant set of broadband choices that compete with cable's video and broadband services on capability, quality and price.

         C.   Increased Operating Efficiencies

         News Corp. also has a long-standing commitment to running cost-efficient operations that it will bring to Hughes. DIRECTV subscribers in particular stand to benefit from improvements in DIRECTV's cost structure. While Hughes is making efforts to reduce its costs, the ability to draw upon proven expertise and business development teams from some of the most experienced DTH and pay television managers in the world will be an invaluable resource in this effort. As set forth in the Giacalone Declaration, based on News Corp.'s experience with other DTH operations and an evaluation of the publicly available information regarding the cost structure of competing MVPDs, News Corp. expects that it will be able to reduce DIRECTV's annual overhead and other expenses significantly - in the range of $65 million to $135 million annually - which will free up funds for investment in research, development, and marketing, and ultimately will make DIRECTV a better MVPD competitor./51/

         In addition, News Corp. and Hughes are only beginning to discuss the ways in which the facilities used by their various subsidiaries provide overlapping capabilities that could be streamlined to achieve even greater levels of efficiency. For example, FEG has two major national distribution centers where programming is consolidated, processed, and uplinked by satellite for distribution to MVPDs and FOX affiliated broadcast stations. DIRECTV also has two major national distribution centers where programming is consolidated, processed, and uplinked by satellite for distribution to subscribers. Each of these facilities costs approximately $100 million to construct, and in the aggregate, it costs upwards of $200 million per year to operate all of these facilities. By co-locating one of the FEG facilities with one of the DIRECTV facilities, both FEG and DIRECTV could realize substantial cost savings through the sharing of expenses for common facilities.

         Moreover, sharing a national distribution facility will also enable the companies to streamline their use of fiber optic transport facilities. DIRECTV operates a large fiber video transport network, primarily in connection with its local-into-local services. FOX also operates a large fiber video transport network, as virtually every sporting event carried by FOX Sports is backhauled to one of FEG's national distribution centers. If the distribution facilities are co-located, the companies can share the costs of maintaining such extensive networks, which would be especially advantageous in backhauling common feeds. For example, during the fall, both FOX Sports and DIRECTV backhaul

-----------------
/51/ See Giacalone Dec. at (P)(P) 9-14.

the feeds from multiple cities each week during the football season for the very same NFL broadcasts. Once the proposed transaction has been consummated, they will be able to dovetail these and other backhaul operations, eliminate duplication, and realize significant cost savings. In addition, FOX and DIRECTV will be able to provide each other with back-up capacity in the event of network outages - including those caused by national emergencies - which will give each company more robust capabilities. An improved cost structure and enhanced back-up capabilities will position DIRECTV to be a stronger competitor in the MVPD market, and allow it to devote more of its financial resources to programming and innovation.

         D.   Economies of Scope and Scale

         Hughes' operations in the United States will complement the DTH operations in other countries in which News Corp. holds an interest, creating for the first time a global MVPD presence./52/ The resulting economies of scope and scale will enable News Corp. and Hughes to develop and introduce innovations more economically and capture the benefits of vertical integration. Thus, the proposed transaction will create not only the drive and desire to introduce innovative programming and technology, but also an increased capability for doing so more efficiently and economically. Greater efficiency in developing and producing STBs alone will reduce costs by approximately $60 million annually within two years./53/ These cost savings and revenue enhancements will enable DIRECTV to finance research and development of still more innovations in

------------------
/52/ The Commission has recognized the advantages and "likely pro-competitive benefits of global expansion, such as economies of scale, seamless service through standardization, reduction of risk through geographic diversification, and speed in disseminating innovations." VoiceStream Wireless Corp., 16 FCC Rcd. 9779, 9841 (2001).

/53/ See Giacalone Dec. at (P) 22.

programming and technology to ensure that its DBS service achieves and maintains the highest value for subscribers at competitive prices.

         Once the proposed transaction is consummated, News Corp. will be able to draw upon the technological talents of its subsidiaries and affiliates to complement those of DIRECTV and HNS. Moreover, because Hughes will be part of News Corp.'s global family of DTH affiliates, Hughes will benefit from a number of scale economies. For example, with a subscriber base over double the size (over 23 million subscribers for News Corp./DIRECTV worldwide versus 11.4 million subscribers for DIRECTV alone in the United States), News Corp. will be able to more efficiently defray the enormous research and development costs associated with bringing new services and features to market. Moreover, to the extent possible, News Corp. intends to pursue common technology standards for both hardware and software development throughout its platforms. This not only will drive down per-unit costs once a new product or service has been developed, but also will provide additional incentives for accelerated investment and research by unaffiliated equipment manufacturers and software developers seeking global opportunities.

         With these structural advantages, News Corp. and Hughes will be able to more efficiently and economically explore next-generation technologies such as improved video compression in Advanced Video Codec, improved audio compression in Advanced Audio Codec, and improved spectrum efficiency using 8PSK and other advanced modulation techniques and Turbo coding. The companies also will be able to develop and produce state-of-the-art STBs with upgraded ITV and DVR capabilities. Moreover, they will be able to produce and market STB configurations - including the use of wireless connections - that will create personal digital networks and make multi-set operations in the home more convenient and more economical for consumers, thereby eliminating what is often perceived as a competitive disadvantage for DBS vis-a-vis cable service. In the near term, News Corp.'s ability to spread development costs and gain volume discounts should decrease the incremental cost of each STB by at least $10. Using the number of gross STB sales in 2002 as a baseline going forward - a conservative assumption given News Corp.'s expectation for increased subscriber growth - DIRECTV would save approximately $60 million per year in subscriber acquisition costs, which will lead to a more competitive offering to consumers./54/ Additional savings can be expected as the economies of scale continue to drive down the cost of innovation.

         As the Commission has also recognized, vertical relationships have beneficial effects, such as efficiencies in the production, distribution, and marketing of video programming, and incentives to expand channel capacity and create new programming by lowering the risks associated with program production ventures./55/ All of these beneficial effects should be realized through the proposed transaction. For example, with access to a base of over 11 million DIRECTV subscribers, News Corp. will face fewer risks in developing and launching new programming in the United States and thus will have greater incentive to expand supply. And as discussed in greater detail below, the parties have agreed to abide by a series of program access undertakings that should lay to rest any concern that this vertical relationship could have anti-competitive effects.

------------------
/54/ See Giacalone Dec. at (P) 23.

/55/ Ninth Cable Competition Report, 17 FCC Rcd. at 26959 and n.440.

         E.   Improved Customer Satisfaction

         For News Corp. and Hughes, customer satisfaction is not just a laudable goal, it is a strategic imperative. In News Corp.'s experience, customer satisfaction increases proportionately with increases in the number and quality of innovative DTH products and services. For the reasons discussed above, News Corp. and Hughes have every expectation and intention that the proposed transaction will increase Hughes' ability to achieve significant improvements in these areas. The result will be an enhanced viewing experience for DIRECTV subscribers, and a competitive challenge that will drive improvements by other MVPD operators as well - all to the benefit of the American viewing public. Moreover, a compelling video product and the resulting increase in customer satisfaction translate into a stronger, more competitive DIRECTV in two ways. First, they increase the number of new subscribers attracted to the service. Second, they reduce the number of existing subscribers who choose to discontinue the service (so-called "churn"). As a result of these factors, DIRECTV will have more financial resources to develop further product and service innovations that will continue to raise customer satisfaction.

         After the proposed transaction is consummated, News Corp. and Hughes intend to develop new products and services for DIRECTV subscribers and also to implement "best practices" developed by News Corp.'s DTH interests outside the United States to improve the overall attractiveness of the service. By doing so, they estimate that DIRECTV will realize incremental growth (i.e., growth beyond that currently anticipated) of approximately 750,000 to 1,000,000 additional subscribers by 2006. In addition to attracting new subscribers, the customer satisfaction that comes from a compelling and innovative service will also help dissuade existing subscribers from switching to another service. Recently, DIRECTV has experienced an annual churn rate of approximately 18%./56/ By comparison, BSkyB's annual churn rate has historically been between 9.5% and 10%, and currently is approximately 9.4%./57/ By using the expertise News Corp. has gained through BSkyB, accelerating the pace of innovation, and improving the overall subscriber experience, DIRECTV should be able to reduce its annual churn rate by 2% to 3% over the next few years. For every 1% reduction in churn, DIRECTV will increase its earnings by $33 million per year./58/

         As a leading supplier of conditional access technology, NDS has, together with many of its other customers, engaged in extensive and aggressive efforts to combat signal piracy. DIRECTV has also been working on its own conditional access technology. By bringing together these parties to seek a unified set of technological and "best practices" strategies over the worldwide News Corp. subscriber base, the proposed transaction should result in a significant reduction in signal piracy.

         Adding the incremental new subscribers to the existing subscribers who decide not to churn, News Corp. estimates that customer satisfaction will result in an overall incremental increase of approximately $450 million to $525 million in earnings per year in 2006./59/ These revenues can be used to finance additional initiatives in research,

------------------
/56/ See Hughes Electronics Corporation First Quarter 2003 Earnings Release
     (Apr. 14, 2003) (available at
     www.hughes.com/ir/releases/2003_results/q1_2003/default.asp).

/57/ See British Sky Broadcasting Group plc Results for the Six Months Ended 31
     December 2002 (Feb. 14, 2003) (available at media.corporate-ir.net/media_files/lse/bsy.uk/interim.pdf).

/58/ See Giacalone Dec. at (P) 17.

/59/ See id.

development, and marketing that will ensure that DIRECTV continues to offer products and services with the greatest appeal to consumers.

         F.   Improved Capital Structure

         At present, Hughes is a wholly owned and controlled subsidiary of GM, one of the nation's premier automobile manufacturers. GM Class H common stock is a publicly traded GM tracking stock that is designed to provide holders with financial returns based on the financial performance of Hughes. The GM Class H common stock is not an asset-based Hughes stock. As a consequence of its ownership by GM, Hughes today remains largely constrained by the broader economic obligations, objectives and financial management goals of GM - which may not always be consistent with the focused maximization of the various Hughes businesses. Moreover, Hughes does not have direct access to the equity markets.

         The continued development of the DIRECTV DBS business will require substantial additional capital investment in the coming years. However, because of its other obligations, objectives and goals, GM has made clear that this funding will have to come from another source. Yet, as a wholly-owned GM subsidiary whose economic performance is reflected in a "tracking stock" issued by GM, Hughes is severely limited in its ability to pursue alternative funding sources, including sources in the public equity markets./60/ In the past, because of the absence of capital, Hughes has delayed or foregone certain projects it deemed to be strategically important, such as the deployment of a next generation of STBs, the aggressive marketing of satellite and terrestrial consumer

------------------
/60/ DIRECTV has been able to raise financing in the public debt markets.
     However, access to the public debt markets alone is not adequate. The ability to raise financing through the issuance of equity securities provides many more opportunities to raise needed funds. It also provides much greater flexibility to structure the terms on which the funds are raised.

broadband offerings, the allocation of additional resources to provide local-into-local services in more DMAs, and other strategic transactions.

         The proposed transaction will solve this problem and provide significant benefits to GM, Hughes and the American public. By divesting Hughes, GM will be able to refocus on its core automotive businesses. Moreover, the proceeds from the sale of GM's retained economic interest in Hughes will be applied to help offset certain "legacy" financial obligations - i.e., pension and benefit plans for GM workers - that have become a significant consideration in GM's financial planning. For its part, by separating from GM, Hughes will finally be able to control its own destiny and to access the equity markets directly on a standalone basis - on its own schedule, for its own purposes, and on its own account.

         This greater flexibility and independence will result in tangible benefits to the consumer. It will provide Hughes, for example, with an enhanced ability to obtain the financing necessary to underwrite investment in and deployment of new services and technologies. By facilitating Hughes' separation from GM, News Corp. will assist in creating an improved capital structure under management focused solely on DIRECTV's MVPD business and other satellite services provided by Hughes subsidiaries, and thereby make a significant contribution toward unlocking Hughes' competitive potential.

         G.   Commitment to Diversity

         News Corp. has a deep commitment to equal opportunity and diversity that is among the best in the entertainment industry, and it will bring this commitment to Hughes. As discussed below, this will translate into specific initiatives to carry more programming targeted at culturally, ethnically, and linguistically diverse audiences, to provide guidance to minority programming entrepreneurs, to expand the diversity of its workforce, and to ensure that Hughes' corporate communications and procurement policies are exemplars of equal opportunity and diversity. These efforts will further the Commission's goals and the broad aims of the Communications Act./61/

         News Corp. and its operating subsidiaries have been leaders in the diversity area. In 2000, News Corp. established a Diversity Development Department as part of a broader initiative to increase opportunities for minorities and women throughout the company. This initiative focused first on the FOX broadcast operation and progressed into filmed entertainment and cable network programming, including the sports and news divisions. The Diversity Development Department is headed by Senior Vice President Mitsy Wilson, who reports directly to Peter Chernin, President and Chief Operating Officer of FEG, Sandy Grushow, Chairman of Fox Television, and Gail Berman, President of Entertainment for FOX. In these reporting relationships, the department is uniquely positioned to identify opportunities and implement new programs that will impact day-to-day operations and create strategic alliances that will ensure the expansion of diverse representation for years to come. In the three years since it embarked on this initiative, News Corp. has put in place an impressive array of recruitment, outreach, development and procurement policies to further diversity. All such policies share one aim: to identify traditionally untapped talent and bring it in to strengthen News Corp.'s franchise.

         Results of the initiative have been particularly significant within the broadcast and television studio divisions, leading to increased opportunities for writers, directors,

------------------
/61/ See EchoStar/Hughes, 17 FCC Rcd. at 20575.

producers and actors from diverse backgrounds. For the 2002-2003 season, FOX has over 40 individuals from minority groups staffed as writers, producers and writer's assistants, with 19 of its 22 series having at least one writer of color. Diverse directors were employed on over 75 episodes of FOX series for the season, nearly doubling such hires from the previous year. Due to its diverse slate of programming featuring prominent ethnic cast members (e.g., Bernie Mac, 24, Boston Public, Fastlane, and John Doe), this season FOX has cast 70 series regulars or recurring parts from communities of color. Critically lauded, these series continue to be recognized by institutions such as The Academy of Motion Pictures Arts & Sciences, The Peabody, and various advocacy groups, for their contribution to diversity in modern television entertainment.

         Another example of News Corp.'s commitment to diversity is the compelling slate of motion pictures produced or distributed by Fox film divisions. Continuing a tradition of diverse offerings, recent films include Denzel Washington's directorial debut in Antwone Fisher, Linda Medoza's Chasing Papi, Rick Famuyiwa's Brown Sugar, John Malkovich's Latin American thriller The Dancer Upstairs, Gurinder Chadha's East Indian film Bend It Like Beckham, and Charles Stone's African American marching band comedy Drumline.

         Yet another is the minority apprentice program launched earlier this year by Fox News Channel, which is designed to seek out minority candidates with high potential, give them the opportunity to join Fox News Channel for a year, support their development with a mentoring system, and allow them to demonstrate their abilities as a step toward a permanent position.

       Finally, the FOX.com web site has been designed to allow for prompt and easy dissemination of procurement and development opportunities for minority- and women-owned businesses. As a result of this program, the Fox group of companies has experienced gains in diversity supplier purchases totaling in the millions of dollars.

       News Corp. intends to extend its diversity program to Hughes in several respects, taking into account the unique aspects of a national MVPD business.

       First, as a consequence of News Corp.'s investment, Hughes will carry more programming targeted at culturally, ethnically, and linguistically diverse audiences. The nationwide coverage of DBS service provides unique advantages in aggregating and reaching audiences for niche programming.

       Second, News Corp. will implement a program through Fox Cable Networks for mentoring women and minority entrepreneurs who have the financial backing, but not the "know how," to launch niche cable channels. This program will be modeled on an existing mentoring program at the Fox companies for minority entrepreneurs in the television and film businesses. With its in-house expertise in developing and launching niche cable channels, such as the Speed Channel, News Corp. can provide the expertise necessary for a successful mentoring program.

       Third, News Corp. will assist Hughes in actively recruiting women and people of color for management positions at Hughes as these positions become available. In addition, News Corp. will assist Hughes in identifying and developing current employees who are female or persons of color for possible future advancement.

       Fourth, News Corp. will assist Hughes in designing, developing and implementing an internship program at Hughes for diverse college and graduate students.

Over the past two years, the Fox companies have instituted several such internship programs with the primary purpose of adding people of color to all functions within the organization. A similar program at Hughes will involve the distribution of information, coordination of on-campus site visits to select internship candidates, coordination of an orientation session, and a process for tracking graduates of the program for purposes of future employment.

       Fifth, News Corp. will assist Hughes in evaluating its procurement programs to ensure that they provide sufficient opportunities for minority-owned suppliers and contractors. News Corp. will assist Hughes in building a database of qualified women and minority vendors for Hughes' preferred vendor list.

       Finally, News Corp. will assist Hughes in upgrading internal and external communications, including its web site, to help it more efficiently institute the above diversity initiatives. Among other things, this improved communications system will assist Hughes in advising the public of job opportunities and various programs that are available, in particular in the area of diversity development, and will provide businesses with information on Hughes' procurement policies.

       By extending to Hughes the kinds of diversity initiatives already in place at News Corp.'s subsidiaries and tailoring them to Hughes' business, News Corp. will enhance equal opportunity and help stimulate diversity at every level of the entertainment business.

       H. Additional News Corp.-Hughes Synergies

       Affiliation with News Corp. will also provide strategic benefits for other Hughes subsidiaries. HNS will have greater access to the expertise of other technology companies, such as NDS. And as one of the world's largest users of satellite video services, News Corp. will be able to offer PanAmSat valuable insights from the customer's perspective. Since PanAmSat derives over 65% of its annual revenues from carrying video services, such feedback should prove an invaluable tool in devising strategies for developing new markets and new services around the world. Thus, the proposed transaction will create synergies throughout Hughes.

V.     The Proposed Transaction Will Result in No Public Interest Harms.

       In its public interest balancing of likely benefits and any harms potentially arising from a transaction, the Commission pays close attention to possible competition-related issues. As discussed below, economic forces are sufficient to ensure that the proposed transaction will have no anti-competitive effect in any relevant market. Moreover, the parties have agreed to go further and confirm their commitment to fair competition by undertaking enforceable program access commitments that go beyond the requirements imposed on any other vertically integrated programming vendor or DBS operator.

       A. Relevant Market Definition

       In order to conduct its analysis of the competitive effects of the proposed transaction, the Commission must first identify the relevant product and geographic markets. The Commission has previously found that DBS operators compete in a market composed of all MVPD operators.62 Although the Commission has at times considered the possibility that the relevant product market may be more narrowly drawn, it has

--------------------------
/62/ See, e.g., Policies and Rules for the Direct Broadcast Satellite Service,
     17 FCC Rcd. 11331, 11336 (2002) (noting that "DBS continues to represent the single largest competitor to cable in the MVPD market); MCI Telecommunications Corp., 16 FCC Rcd. 21608, 21616 and n. 40 (1999) ("Competitors in the MVPD market include cable operators, DBS operators, [and others]") ("MCIT"); Tempo Satellite, 14 FCC Rcd. 7946, 7952 (1999) (noting that "DBS operators compete with each other and other MVPDs in the distribution of multiple channels of video programming to consumers (the `MVPD market')").

continued to use the MVPD product market for its competition analysis in recent cases./63/ The United States Department of Justice and the Attorneys General of 23 states, Puerto Rico and the District of Columbia identified this same MVPD product market in their recent complaint against the proposed merger of EchoStar and DIRECTV./64/ Accordingly, for purposes of this Application, the parties will also use the MVPD market as the relevant product market.

       The Commission has also consistently found that the geographic scope of the distribution market is local or regional, while the programming market is national and possibly international./65/ Those market definitions should serve for analyzing the instant transaction, as well.

       B. Potential Horizontal Issues

       The satellite assets of Hughes and its subsidiaries in the United States complement the non-U.S. satellite interests of News Corp., completing a global network for the distribution of programming. However, because this transaction does not involve the affiliation of two U.S. MVPD systems, it does not present the Commission with "horizontal" combination issues of the type that have been involved in other recent merger transactions./66/ The proposed transaction will increase neither Hughes' U.S.

--------------------------
/63/ See EchoStar/Hughes, 17 FCC Rcd. at 20609; AT&T/Comcast, 17 FCC Rcd. at
     23251. In addition, the Commission continues to take the view that the relevant product market in DBS cases is no broader than the MVPD market and specifically does not include broadcast television. See EchoStar/Hughes, 17 FCC Rcd. at 20609-10, 20616 n.371.

/64/ See DOJ/EchoStar Complaint at (P) 24.

/65/ Ninth Cable Competition Report, 17 FCC Rcd. at 26852-55; see also
     AT&T/Comcast, 17 FCC Rcd. at 23282; MCIT, 16 FCC Rcd. at 21613-14.

/66/ See, e.g., EchoStar/Hughes, supra. The proposed transaction will involve
     DTH satellite services offered separately in Latin America by a non-wholly owned subsidiary of Hughes and affiliates of News Corp. However, the Commission's public interest analysis is confined to specific harms alleged in the U.S. market and does not consider competition issues that

MVPD assets/67/ nor News Corp.'s programming assets, so there is no prospect that it could create or enhance market power in the relevant distribution or programming markets.

         Specifically, with respect to video distribution, the proposed transaction with News Corp. will create no direct horizontal MVPD overlap. There is no effect on potential competition because News Corp. has no plans for independently entering the distribution market. And once the transaction is concluded, DIRECTV will continue to face intense competition from cable operators in most local markets, as well as continued rivalry from EchoStar in every local market.

         Similarly, the proposed transaction creates no direct horizontal overlap in programming. DIRECTV does not produce or own any programming (beyond Hughes' 5% passive equity interest in the Hallmark Channel), and has no plans to expand its programming interests. For its part, News Corp. will continue to face intense competition in regional, national and international programming markets from the same array of well-established and well-funded companies with which it currently competes.

         C. Potential Vertical Integration Issues

         Because the proposed transaction would create an affiliation between News Corp.'s programming assets and the DIRECTV distribution platform, the transaction

------------------
     may arise in other countries. See GE/SES, 16 FCC Rcd. at 17594; Deutsche Telekom AG, VoiceStream Wireless Corporation, and PowerTel, Inc., 16 FCC Rcd. 9779, 9824 (2001).

/67/ As previously noted, Liberty indirectly holds a controlling interest in one
     Ka-band satellite system licensed by the Commission and a substantial non-controlling interest in another. However, Liberty will not have control over any Commission license held by any Hughes subsidiary, including HNS' SPACEWAY licenses. After the proposed transaction is consummated, Liberty will hold no more than an approximately 19% interest in News Corp., and will also directly hold less than 1% of Hughes common stock. These interests fall well below any level that could raise a concern over concentration of licenses in the nascent Ka-band.

results in a "vertical" integration of assets. As the Commission has recognized, vertical relationships can have significant beneficial effects, particularly in increasing the diversity of programming by reducing the risks of launching a new programming product./68/ Nevertheless, some might reflexively argue that vertical integration in this case could raise concerns about anti-competitive effects. Such a criticism would be both unfounded and misguided.

         In analyzing vertical issues in MVPD cases, the Commission has generally examined two separate but related product markets: (1) the acquisition of programming (the "programming market"); and (2) the distribution of programming to consumers (the "distribution market")./69/ It is extremely unlikely that anti-competitive discrimination could or would arise in either of these markets as a result of the proposed transaction, for at least two reasons.

         First, neither News Corp. nor DIRECTV has sufficient power in any relevant market that would give it the ability (or the economic incentive) to pursue a vertical foreclosure strategy. This stands in stark contrast to the demonstrable market power exercised by cable operators in the nascent MVPD market of the early 1990s that led Congress and the Commission to adopt program access requirements./70/ Specifically, it is

---------------------
/68/ Ninth Cable Competition Report, 17 FCC Rcd. at 26959 and n.440 (beneficial effects include efficiencies in the production, distribution, and marketing of video programming, and providing incentives to expand channel capacity and create new programming by lowering the risks associated with program production ventures).

/69/ See, e.g., Ninth Cable Competition Report, 17 FCC Rcd. at 26910
     (distribution market); id. at 26953 (programming market); MCIT, 16 FCC Rcd. at 21613-14 (1999) (finding that DBS operators "compete in two product markets").

/70/ See, e.g., Exclusivity Sunset Order, 17 FCC Rcd. at 12126 ("The lack of competition to cable in the delivery of multichannel programming enabled cable operators to engage in anti-competitive behavior to the detriment of subscribers, nascent competitors, and nonaffiliated programmers"); Implementation of the Cable Television Consumer Protection and Competition Act of 1992, 10 FCC Rcd. 3105, 3123 (1994) ("The legislative history of Section extremely unlikely, after consummation of the transaction, that News Corp. or DIRECTV could engage in the two primary types of anti-competitive behavior that theoretically can arise when an MVPD becomes integrated with a supplier of content, namely: (i) denying distribution to or discriminating against unaffiliated programmers, and (ii) refusing to supply or discriminating against competing distributors.

         Second, in order to eliminate any possible concerns over the competitive effects of the resulting vertical integration, News Corp. and Hughes have agreed as a matter of contract to conduct themselves in accordance with a series of program access undertakings as an enforceable condition of approval of this Application./71/ In essence, these undertakings simply confirm the fair, open, and non-discriminatory access practices that each company has lived by in the past and that the parties in any event would have practiced in their own economic interest going forward.

         Finally, the proposed transaction raises no vertical concerns with respect to News Corp.-controlled broadcast programming or electronic program guides ("EPGs"). All of these issues are addressed in greater detail below.

               1. Programming Market: Discrimination Against Rival Programming Services

         A competitive concern could arise if a transaction were to create an entity with sufficient market power in the distribution of programming that it would have the incentive and ability to foreclose access to its distribution network by refusing to buy programming that viewers desire from unaffiliated programmers. In this case, however,

------------------
     628 specifically, and of the 1992 Cable Act in general, reveals that Congress was concerned with market power abuses exercised by cable operators and their affiliated programming suppliers that would deny programming to non-cable technologies ....").

/71/ The full text of these undertakings can be found in Attachment G.

the ability and incentive of an integrated News Corp./DIRECTV entity to engage in this type of anti-competitive conduct is significantly constrained.

     Simply put, DIRECTV has no market power in distribution, and the proposed transaction will not increase its share of the market. DIRECTV's share of the national MVPD market is modest, approximately 12%,/72/ and because News Corp. holds no interest in any MVPD in the United States, the proposed transaction will not increase that market share. In fact, cable operators - with as much as 29% of the national MVPD market in the case of AT&T-Comcast - are the primary purchasers in the national market for the purchase of video programming./73/ In the overwhelming majority of local markets, the Commission has found that DIRECTV competes against a dominant terrestrial cable operator./74/ And in each of these markets, as well as in those comparatively few markets not served by any terrestrial operator, DIRECTV still faces competition from the other DBS operator, EchoStar, which has an approximately 8.5% share of the national MVPD market./75/ Each of these MVPDs strives to offer existing and potential customers the most attractive package of video offerings possible.

     With so many entities vying for programming, it is not surprising that the Commission's analysis indicates that the nationwide video programming purchaser market is "unconcentrated" under the methodology employed by the Merger Guidelines

---------------------
/72/ See Ninth Cable Competition Report, 17 FCC Rcd. at 26930, 26975 Table B-1
     (as of June 2002, DIRECTV had approximately 10.7 million subscribers out of approximately 89.9 million MVPD households).

/73/ Id. at 26957.

/74/ See id. at 26903.

/75/ See id. at 26931, 26975 Table B-1 (as of June 2002, EchoStar had approximately 7.6 million subscribers out of approximately 89.9 million MVPD households). Today, EchoStar has approximately 8.4 million subscribers.

developed by the Department of Justice and Federal Trade Commission./76/ Moreover, as the Commission has previously found, the data strongly suggest that DBS operators do not have enough subscribers to give them market power in the acquisition of video programming. In fact, in EchoStar/Hughes, the Commission found that even if both DBS operators merged, their combined 20% market share would be insufficient to gain monopsony power./77/

     In the cable context, the Commission has found that limiting national market share to no more than 30% would be sufficient to prevent any abuse of market power by cable operators against unaffiliated programmers./78/ In other words, the Commission has previously found that even at 250% of DIRECTV's current market share, an MVPD would have no ability to harm unaffiliated content providers, unaffiliated electronic programming guides, or other MVPDs. Upon review of that finding, the D.C. Circuit suggested that an even higher market share could be reached without anti-competitive consequences from vertical foreclosure./79/

     The Commission's recent findings in the AT&T/Comcast merger proceeding, in which it concluded that there was no potential for anti-competitive behavior in the

---------------------
/76/ Id. at 26958.

/77/ See EchoStar/Hughes, 17 FCC Rcd. at 20657 (even at a combined market share of 20%, merged DBS operator would not be able to exercise monopsony power over national and regional programmers).

/78/ Implementation of Section 11(c) of the Cable Television Consumer Protection
     & Competition Act of 1992 - Horizontal Ownership Limits, 14 FCC Rcd. 19098
     (1999)(establishing a 30% nationwide cap on cable subscribers)("Horizontal Third R&O"), rev'd and remanded in part sub nom. Time Warner Entertainment Co. v. FCC, 240 F.3d 1126 (D.C. Cir.), cert. denied, 534 U.S. 1054 (2001).
     On remand, the Commission is currently considering whether to raise the 30% horizontal cap. See Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, 16 FCC Rcd. 17312 (2001).

/79/ See Time Warner, 240 F.3d at 1136 ("While a 60% limit might be appropriate as necessary to ensure that programmers had an adequate `open field' even in the face of rejection by the largest company, the present record supports no more").

purchase of either national or regional programming, bear directly on this point. In that proceeding, the Commission considered a case in which the merged entity - with a combined market share of 28.9% of U.S. MVPD subscribers - would hold an attributable interest in nine national video programming networks. The Commission found that, because the merged entity's subscriber reach would be less than 30% of the national MVPD market, "even with an attempted foreclosure strategy by the merged firm, more than 70% of the MVPD market would still be available to unaffiliated programmers," and that therefore, given "the limited number of programming services the merged firm would control," the merger would not enable the parties to successfully foreclose unaffiliated national programmers./80/ Since DIRECTV has a much smaller share of the national MVPD market and News Corp. has an interest in one fewer national video programming network than the merged entity in AT&T/Comcast, the same reasoning leads inescapably to the conclusion that the proposed transaction would have no anti-competitive effects on the buying side of the national programming market.

     In addition, the Commission also considered the fact that the merged entity in AT&T/Comcast would hold an interest in nine regional video programming networks, including five regional sports networks. The Commission discussed the conditions that would be necessary for an MVPD to have the economic incentive and ability to foreclose unaffiliated regional programming:

     First, the MVPD must have affiliated regional programming from which it could benefit by the reduction in programming competition. Second it

---------------------
/80/ AT&T/Comcast, 17 FCC Rcd. at 23266. See also MediaOne Group, Inc. and AT&T
     Corp., 15 FCC Rcd. 9816, 9844 (2000) ("AT&T/MediaOne") (the proposed merger of two cable companies that would result in a company with "attributable interests in a vast number of programming networks, including many of the networks with the largest number of subscribers nationwide" approved because "potential harms are sufficiently mitigated" by the 30% nationwide cap).

     must have the ability to foreclose. That is, it must have a large enough share of the relevant MVPD households that by choosing not to carry a competing programmer's offering, either a competing programmer would exit the market, or it would deter a potential entrant from entering. Finally the MVPD must have the economic incentive to do so. That is, any additional profits attained by the reduction of competition in the regional programming market must outweigh the lost earnings from carriage of the competing programming on the MVPD's own systems./81/

The Commission concluded that the merger was unlikely to result in public interest harms arising from foreclosure of regional programming. It based its conclusion in large part on the fact that the merged entity's share would not exceed 25% of total subscribers in the only region served by affiliated programmers where more than a de minimis increase in subscriber share would result. At that level, the Commission could not conclude that profits from any reduction in competition likely would outweigh lost earnings or that a foreclosure strategy would materially impair unaffiliated programmers' ability to compete by selling to MVPDs serving the remaining 75% of the market./82/ In this case, because DIRECTV's highest share of any regional market served by one of the regional programming services in which News Corp. holds an interest is less than 13% and News Corp. will not add to that figure, there is even less basis for concern over foreclosure on the buying side of the regional programming market.

     Thus, even if it wanted to do so, DIRECTV could not exert market power by demanding unreasonable terms as a condition of program carriage. Nor could DIRECTV drive unaffiliated programmers out of business by refusing to carry their programming,

---------------------
/81/ AT&T/Comcast, 17 FCC Rcd. at 23266.

/82/ Id. at 23268-69. For purposes of this analysis, the Commission defined the MVPD's relevant market share by its share of MVPD households in the geographic footprint where the programming is delivered.

since there are numerous other outlets available with access to the lion's share of aggregate regional and national MVPD subscribers.

     Nor would it be economically rational for DIRECTV to refuse to carry attractive unaffiliated programming in favor of programming produced by its new affiliate, News Corp. If DIRECTV failed to carry desirable programming it would damage only itself by driving customers into the arms of other MVPDs. With over 200 national channels to offer, DIRECTV will need to draw from all programming sources available in order to supply a compelling service to its subscribers./83/ Simply put, DIRECTV's primary economic incentive is to increase subscribership by distributing the widest possible variety of content to the widest possible audience, and thus it has no incentive to discriminate against unaffiliated content providers. It will have the same incentive even after News Corp. acquires a 34% ownership interest.

     Nonetheless, if the Commission deems it necessary, News Corp. and Hughes have agreed to accept the following enforceable undertaking as a condition to grant of this Application:

     Neither News Corp. nor DIRECTV will discriminate against unaffiliated programming vendors with respect to the selection, price, terms or conditions of carriage on the DIRECTV platform.

Thus, there is no potential for a vertical foreclosure strategy in the programming market.

     The bottom line is that DIRECTV has no market power on the buying side through which to distort the programming market, and this fact will not be changed by

-------------------
/83/ See Implementation of Section 11 of the Cable Television Consumer
     Protection and Competition Act of 1992, Further Notice of Proposed Rulemaking, 16 FCC Rcd. 17312, 17350 (2001) ("it appears that as capacity expands, vertically integrated systems need to fill their channels and thus tend to increase the carriage of all networks, including those of rival, unaffiliated networks").

the proposed transaction. Likewise, DIRECTV has every economic incentive to draw from the widest possible spectrum of attractive programming, and this fact also will not change if the proposed transaction is approved. Moreover, News Corp. and DIRECTV are willing to commit themselves to a policy of non-discrimination with respect to carriage of non-affiliated programmers. Under these circumstances, there is no basis for concluding that the transaction will have an adverse impact on the programming market.

          2.  The Distribution Market: Discrimination Against Rival MVPDs

     A vertical relationship could lead to anti-competitive results in the distribution market if a programmer discriminated against or refused to sell to unaffiliated MVPDs in order to gain a competitive advantage for its affiliated MVPD. Yet, once again, any such concern would be extremely attenuated in this case. First, News Corp. has no market power in the sale of video programming that would enable it to carry out such a strategy. Second, as a matter of economics, such a strategy would be commercially irrational for News Corp. and DIRECTV. Third, as a matter of regulation, News Corp. would be precluded from engaging in such discriminatory conduct because it is subject to the Commission's program access rules. And finally, the parties are willing to accept a series of program access-like undertakings that will remain enforceable even if News Corp. ceases to be subject to the Commission's program access rules.

     News Corp.'s affiliates' combined share of the programming market is too small for News Corp. to be able to exercise any type of market power. The Commission has noted that the programming supply market is extremely competitive, with the growth rate of new programmers outpacing the growth of new channels on MVPD systems./84/ Of the

-----------------
/84/ Cable Horizontal Limits Order, 14 FCC Rcd. at 19104.

257 national video programming services listed in the Ninth Cable Competition Report, News Corp. holds an interest in only 10 (3.9%), including three non-controlling minority interests./85/ Of the total number of national and regional services listed, News Corp. holds an interest in only 32 of 339 (9.4%), and its interest in 12 of the 22 regional services is a non-controlling minority position./86/ While News Corp.'s subsidiaries produce a variety of desirable programming services in a number of different categories, they are but a few of the numerous and highly competitive programming sources available. In short, News Corp. does not have the ability to harm DIRECTV's MVPD rivals, pre- or post-transaction.

     Nor does News Corp. have the incentive to do so. To the contrary, News Corp. has every economic incentive to secure the widest possible distribution of its programming in order to maximize the value of those assets - value that is based on its

--------------------
/85/ Ninth Cable Competition Report, 17 FCC Rcd. at 26959, 26980-88, Tables C-1 and C-2. Table C-1 incorrectly included "Fox Sports" as a National Video Programming Service. Fox Sports is not a separate programming service, but instead supplies programming to the Fox Sports Regional Networks and should be excluded from Table C-1. Fox Sports Latin America is a non-U.S. video programming service, and should also be excluded from Table C-1. Table C-2 incorrectly included TV Guide Interactive (in which News Corp. owns an interest through Gemstar) as a National Video Programming Service. TV Guide Interactive only provides programming guide applications and not video programming services, and should be excluded from Table C-2. In addition, TV Guide Sneak Preview and Sneak Prevue (in which News Corp. owned an interest through Gemstar) are no longer operational and should be excluded from Table C-2. Finally, Fox Sports Digital Networks, a new National Video Programming Service offered by News Corp., should be included in Table C-2. With these corrections, Tables C-1 and C-2 list a total of 257 national programming services. If pay-per-view services were included, the total would be 303 national services.

/86/ See id. at 26989-91, Table C-3; Attachment F. Fox Sports Net Cincinnati should be excluded from Table C-3 since it is not a separate programming service, but is part of Fox Sports Ohio which is already listed in Table C-3. Midwest Sports Channel should also be excluded from Table C-3 since it is now called Fox Sports Net North, which is already listed in Table C-3. Similarly, Sportschannel Florida should be excluded since it is now known as Fox Sports Net Florida, which is already listed in Table C-3. With these corrections, Table C-3 lists a total of 82 regional programming services.

ability to generate advertising revenue and per-subscriber fees. As the Commission has recognized,

     [p]rogramming networks seek to reach the widest range of subscribers for their type of programming on a regional or national basis, to increase the value of their programming to advertisers, and to build brand recognition that will spur other MVPDs to carry their programming. Because programmers incur high fixed costs associated with the development of programming, programming networks must have access to a critical number of viewers to avoid a financial loss./87/

Consistent with these economic incentives, News Corp.'s record demonstrates that it has consistently sought expansive distribution for its programming.

     Affiliation with DIRECTV would not change this fact, or give News Corp. an economic incentive to deny programming to unaffiliated MVPD rivals. DIRECTV has a national MVPD market share of approximately 12%, meaning that News Corp. would have to forego programming sales to the remaining 88% of the national market./88/ Similarly, given that DIRECTV's maximum share in any regional market served by one of the Fox Sports Regional Networks is less than 13%, it would also have to forego programming sales to at least 87% of the regional market. Such a strategy would ignore economic realities because News Corp. would have to sacrifice substantial profits from its programming interests that could not be offset through any additional profits it might hope to make as a minority owner of an MVPD with a relatively small market share. In addition, News Corp. owns less than 100% of many of its programming affiliates, and the other owners (who in some cases actually control the programming) would not tolerate

-----------
/87/   AT&T/Comcast, 17 FCC Rcd. at 23248.

/88/ The Commission has found that a cable programming network needs to reach at least 15 million subscribers in order to attract sufficient national advertising revenue to ensure long-term viability - a level that DIRECTV alone does not provide. See Horizontal Third R&O, 14 FCC Rcd. at 19114-16.

such a strategy. Moreover, to the extent News Corp. denies unaffiliated MVPDs access to its programming, it gains only a fraction of any benefits generated for DIRECTV (because of its minority interest in Hughes) while it incurs most of the costs (through its 82% interest in FEG)./89/

     Even if these economic realities were not sufficient, the Commission's program access rules foreclose any such strategy by directly prohibiting unfair and discriminatory practices by a satellite cable programming vendor ("SCPV") in which a cable operator holds an attributable interest./90/ All of the SCPVs in which News Corp. holds an interest are currently subject to the program access rules, due to (1) Liberty's approximately 17.6% interest in News Corp.,/91/ and
(2) in some cases, direct interests in those services held by Liberty or another cable operator. Nothing about the proposed transaction will change these facts, and thus the SCPVs in which News Corp. holds an interest will continue to be subject to these rules. Accordingly, all of these programming subsidiaries are required (1) not to engage in unfair methods of competition or unfair or deceptive acts or practices, the purpose or effect of which is to hinder significantly or prevent any MVPD from providing programming to subscribers, and
(2) to make their programming available to all MVPDs on non-discriminatory prices, terms and conditions./92/

---------------
/89/ Compare EchoStar/Hughes, 17 FCC Rcd. at 20658 (vertical foreclosure "highly unlikely to be profitable" for a programmer with a minority interest in a DBS operator).

/90/ See 47 C.F.R.(S)(S)76.1000-76.1003.

/91/ For purposes of these rules, the Commission defines an affiliate as a programmer in which a cable operator holds a 5% or greater interest. Id. at (S)76.1000(b)(2). Liberty owns a cable system in Puerto Rico. See Ninth Cable Competition Report, 17 FCC Rcd. at 26959-60 and nn. 445 and 447.

/92/ See 47 C.F.R.(S)(S)76.1001 and 76.1002(b). The Commission's program access rules and the precedent developed thereunder delineate those non-discriminatory ways in which an SCPV may nonetheless differentiate between MVPDs (e.g., based on size of subscriber base, creditworthiness, or technical quality). See id. at (S)76.1002(b)(1)-(3). News Corp. currently

     It is possible, however, that Liberty could divest its interest in News Corp. or its cable system holdings, and that other cable operators could divest their interests in programming they own jointly with News Corp., thus rendering the program access rules inapplicable to News Corp.'s SCPV subsidiaries. While this possibility is remote, in order to allay any concerns,

     News Corp. and DIRECTV will agree to be bound by the program access rules applicable to vertically integrated SCPVs, whether or not a cable operator maintains an attributable interest in News Corp. or DIRECTV programming entities.

In other words, even if the divestiture scenario described above comes to pass, News Corp., DIRECTV and their SCPV subsidiaries would remain subject to whatever program access requirements the Commission has in place for SCPVs that are vertically integrated with a cable company./93/

     Some might hypothesize that, in order to avoid a charge of discrimination, News Corp. could employ a strategy of raising the prices for its programming to supra-competitive levels for all MVPDs, and then force DIRECTV to accept those rates to set a "benchmark" that other MVPDs must either also accept or face the loss of News Corp. programming. Such a hypothesized strategy should not be a concern for at least three reasons. First, this hypothesis assumes that News Corp. has the ability to demand higher prices for its programming across MVPD platforms. For that to be true, News Corp. would either already have to have that power in the market (in which case there is no merger-specific effect) or it would have to gain that power by virtue of this transaction

-------------
     abides by those guidelines and, pursuant to the undertakings outlined herein, would continue to do so.

/93/ Like all of the other undertakings discussed herein, these restrictions would remain in place for so long as the Commission's program access rules remain in effect and News Corp. holds an attributable ownership interest in DIRECTV.

(which cannot happen because DIRECTV will add only negligibly to News Corp.'s existing programming interests). Neither is the case. And, absent such market power, it would be economically irrational for News Corp. to attempt to raise prices for reasons already set out above./94/ Second, although it has considered a number of other cases involving vertical issues in MVPD transactions, the Commission has consistently found that its program access rules are a sufficient protection against potential abuse./95/ And third, in this particular case, Hughes' post-transaction By-Laws will charge the Audit Committee, composed of independent members of the Hughes board of directors, with reviewing and approving transactions between Hughes and related parties such as News Corp. Accordingly, any programming contract between DIRECTV and a News Corp. programming affiliate would be subject to such review and approval as determined by the Audit Committee in accordance with its fiduciary duties to ensure that such contract is on arms' length terms. This corporate governance mechanism is intended to ensure that any pricing or other strategy will not benefit another party through an interested transaction at the expense of Hughes.

         Thus, the economic incentives, regulatory requirements, and corporate governance provisions discussed above will ensure that News Corp. programming remains available to MVPDs that compete with DIRECTV at competitive and non-discriminatory rates, terms, and conditions. Moreover, if the Commission deems it necessary in order to satisfy competition-related concerns, the parties have agreed to

________________
/94/ See discussion at pp. 56-57, supra.

/95/ See, e.g., AT&T/Comcast, 17 FCC Rcd. at 23286 ("the record contains little evidence that the program access rules will be insufficient to ensure that competing MVPDs have access to important programming that is affiliated with a cable operator"); AT&T/TCI, 14 FCC Rcd. at 3180 (declining to impose restrictions that are beyond the scope of the program access rules).

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

commit to further undertakings discussed below. In compiling this list of undertakings, the parties have been guided by the kinds of requirements placed upon cable operators, but have tailored those requirements to better fit the DBS context in general and the facts of the proposed transaction in particular. As discussed below, the proposed undertakings in some respects go further than the rules applicable to cable operators./96/

         The Commission's rules generally prohibit a cable operator from entering into exclusive contracts with cable-affiliated SCPVs, although such contracts may be permitted for areas served by cable upon an appropriate public interest showing./97/ Because a DBS satellite footprint affords nationwide coverage, the distinction between served and unserved areas is inapposite to DBS and a more simplified undertaking is appropriate. Accordingly, as a condition of the approval of the Application the parties will agree to abide by the following commitment:

         News Corp. will continue to make all of the existing and future national and regional satellite cable programming services it controls available to all MVPDs on a non-exclusive basis and on non-discriminatory prices, terms and conditions.

Unlike the Commission's rules, which limit the use of exclusive contracts by cable operators only, this undertaking applies to contracts between News Corp.-controlled programmers and any MVPD - including an exclusive arrangement with DIRECTV. This will ensure that all MVPDs have access to News Corp.'s programming services.

         Some might be concerned that Liberty, as a significant News Corp. shareholder, might have an incentive to offer exclusive carriage agreements to DIRECTV once News

--------------
/96/ The parties anticipate that these undertakings would be enforced in a manner similar to and consistent with the Commission's program access rules.

/97/ See 47 C.F.R. (S) 76.1002(c).

Corp. has a significant interest in the company./98/ Such a strategy would be highly unlikely, since Liberty would bear all of the cost of refusing to sell to other MVPDs and would gain only a small percentage of any resulting advantage gained by DIRECTV (through a passive interest of no more than 19% in News Corp.'s 82% interest in FEG's 34% interest in Hughes). Nonetheless, in order to address such a hypothetical scenario, the parties have agreed to abide by the following commitment as a condition of the approval of the Application:

         DIRECTV will not enter into an exclusive arrangement for the distribution of satellite cable programming with an "Affiliated Program Rights Holder."

For purposes of this undertaking, an "Affiliated Program Rights Holder" is defined as either (1) an SCPV in which News Corp. or DIRECTV holds a non-controlling attributable (i.e., 5% or greater) interest, or (2) an SCPV in which an entity that holds a non-controlling attributable interest in either News Corp. or DIRECTV has an attributable interest (provided that News Corp. or DIRECTV has actual knowledge of such entity's attributable interest). Accordingly, this undertaking covers not only agreements with SCPVs in which DIRECTV or News Corp. has an interest, but also SCPVs owned by a third party (such as Liberty) that has an attributable interest in either DIRECTV or News Corp. Although News Corp. holds no interest in and exercises no control over Liberty, this undertaking would bind DIRECTV not to enter into an

----------------
/98/ While the program access rules generally preclude a cable operator from entering into an exclusive arrangement with an SCPV, they do not preclude exclusive arrangements between a non-cable MVPD (such as DIRECTV) and a cable-affiliated SCPV.

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

exclusive arrangement with Liberty or any of its SCPV subsidiaries as long as Liberty continues to hold an attributable interest in News Corp./99/

         The Commission's rules also prohibit a cable operator from unduly or improperly influencing the decision of an affiliated SCPV in its dealings with other MVPDs./100/ As a condition to approval of this Application, the parties have agreed to accept the following commitment:

         Neither News Corp. nor DIRECTV will unduly or improperly influence the decision of an Affiliated Program Rights Holder to sell satellite cable programming to other MVPDs or the prices, terms and conditions of such sale.

This undertaking would apply not only to SCPVs in which News Corp. or DIRECTV holds an interest, but also to programming vendors that hold an interest in either DIRECTV or News Corp. - such as Liberty. As such, it is more extensive than the analogous restriction placed on cable operators.

         The undertakings discussed above are designed to allay any potential concern that News Corp. and DIRECTV will engage in discriminatory or self-dealing conduct to the detriment of unaffiliated MVPDs. The parties therefore request that the Commission adopt the undertakings discussed above and set forth in Attachment G as a condition of the approval of this Application.

---------------
/99/ The parties' undertaking in the transactional documents originally anticipated an exception to this commitment, such that DIRECTV would not be precluded from bidding on a satellite-only exclusive arrangement offered by an Affiliated Program Rights Holder. The parties have subsequently amended their contract to remove this exception, as reflected in Attachment G, and thus have not included it in their discussion of potential conditions for approval of this Application.

/100/ See 47 C.F.R. (S) 76.1002(a).

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

          3. Broadcast Programming

     In addition to satellite cable programming, News Corp. (through FTS) also owns and operates 35 full power broadcast television stations (the "O&Os") - 25 affiliated with the FOX network, nine affiliated with the United Paramount Network, and one independent. News Corp.'s acquisition of an interest in Hughes will create no incentive for News Corp. to withhold the broadcast signals of its O&Os from other MVPDs.

     In every market where News Corp. has an O&O station, the local cable operator currently carries the O&O broadcast signal on its system pursuant to a negotiated, mutually agreeable retransmission consent agreement. In addition, DIRECTV and EchoStar carry the FTS O&O in every DMA where they provide local-into-local coverage pursuant to a retransmission consent agreement. FTS has either executed a retransmission consent agreement or reached an agreement in principle with each of the more than 300 cable operators that sought carriage of FTS' O&Os for the 2003-2005 retransmission consent cycle./101/ Although negotiations have sometimes been challenging, FTS has never failed to reach a retransmission consent agreement with any MVPD on mutually acceptable terms.

     FTS's O&Os are a critical component of the distribution system for News Corp.'s FOX Network. The FOX-affiliated O&Os reach approximately 37.3% of the nationwide audience over-the-air./102/ The FOX Network relies on affiliated stations to provide the remainder of the national over-the-air reach. As was true for the cable programming

-------------------
/101/ FTS simply granted retransmission consent to any cable operator in this group with fewer than 1,000 subscribers.

/102/ This figure takes into account the impact of the Commission's "UHF discount;" otherwise, nationwide reach of the FOX O&Os would be approximately 43.5%.

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

networks discussed above,/103/ FOX Network is compelled to reach as many viewers as possible, whether over-the-air, on cable systems, via satellite, or better yet, all three. In the network broadcasting business, moreover, where advertising is the sole means of revenue, audience reach is even more critical than it is for a cable programmer, which can rely in part on subscription revenue. Broadcast networks, like FOX, must reach as nearly as possible 100% of the national audience to gain the advertising of national marketers of consumer goods. Without close to 100% reach, advertisers will defect to other video program packagers. The inability to reach nearly 100% of the national audience can also have serious consequences in terms of competition with other broadcast networks.

     It is no less important for each O&O to reach as close to 100% of its local audience as possible to maximize its attractiveness to local and regional advertisers. News Corp. will always choose to distribute its O&Os and the FOX Network to the largest segment of the American population as possible,/104/ and acquisition of an interest in Hughes will do nothing to change these incentives./105/ Undermining the FOX Network and the O&Os in the hopes of gaining subscribers for DIRECTV - in which will indirectly hold only a minority interest - would be economically irrational.

     Not only does News Corp. face an overwhelming economic incentive to distribute the signal of its stations and the FOX Network over as many platforms as possible, the

----------------
/103/  See discussion, supra, at pp. 55-57.

/104/ Indeed, in 1989, FOX Network broke with broadcast tradition by developing a special channel called FOXNET, tailored for and offered to cable operators in DMAs where FOX had not yet affiliated with a local station, to increase the reach of FOX Network programming. This innovative and bold act, now copied by other broadcast networks, demonstrates News Corp.'s commitment to providing its programming to as much of the viewing public as possible.

/105/ Moreover, because 15 of 35 O&Os are UHF stations (a higher percentage than ABC, CBS, or NBC) that have less favorable over-the-air coverage, distribution on all MVPD platforms is particularly important to FTS and FOX Network.

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

Commission's retransmission consent rules place an affirmative obligation on FTS to negotiate in good faith with MVPDs seeking to retransmit the signal of these FTS stations./106/ These rules prohibit, among other things, exclusive retransmission consent agreements between FTS and any MVPD or simple refusals by FTS to negotiate with MVPDs for carriage of the broadcast signal./107/ The Commission's retransmission consent rules further provide detailed complaint procedures designed to protect an MVPD in the event it encounters bad faith negotiating tactics or other violations of the Commission's retransmission consent rules by a broadcaster./108/ These rules will continue to serve as a regulatory backstop to ensure good faith bargaining by FTS in a market already characterized by overwhelming economic forces that compel FTS to distribute its programming as widely as possible.

          4. Electronic Program Guides

     News Corp. holds a 42.9% interest in Gemstar, a producer of electronic program guides ("EPGs"). EPGs are on-screen directories of programming delivered through advanced set-top boxes. These programming guides are interactive, with searching and sorting capabilities that take viewers directly to video programming listed on the screen. In AT&T/Media One, the Commission considered three types of potential harm that commenters argued could arise from an EPG/MVPD affiliation. First, the MVPD could use the EPG to steer subscribers toward affiliated content providers and away from unaffiliated content providers. Second, the MVPD could harm unaffiliated EPG providers by selecting its own EPG for use on its system. And third, an MVPD could

--------------------
/106/   See 47 C.F.R. (S)(S) 76.64, 76.65.

/107/   47 C.F.R. (S) 76.65(b).

/108/   47 C.F.R. (S)(S) 76.65(c)-(e).

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

lock the EPG into an exclusive contract and thereby prevent the EPG from dealing with other MVPDs./109/

     In AT&T/MediaOne, the Commission considered these arguments - and found no basis for concern because AT&T would serve no more than 30% of the MVPD subscribers nationwide even after the merger. First, even if AT&T steered its own subscribers away from unaffiliated content, other MVPDs would provide sufficient alternative outlets for their distribution. Second, even with a 30% nationwide market share, AT&T would not be able to exercise any undue influence in any purported EPG marketplace since unaffiliated EPGs would have access to the 70% of subscribers nationwide who are not served by AT&T cable systems. Third, there was no evidence that AT&T would attempt to lock EPG providers into exclusive contracts./110/

     The situation in AT&T/MediaOne involved significantly more concentration than that involved in the transaction proposed here. In that case, AT&T held a 44% interest in TV Guide, Inc. (a corporate predecessor of Gemstar), which is roughly comparable to the 42.9% interest News Corp. holds in Gemstar. But the Commission based its analysis on the fact that AT&T would be limited to serving no more than 30% of the MVPD subscribers nationwide even after the merger, and therefore concluded that AT&T would not have sufficient market power to use the EPG to disadvantage other MVPDs, other programmers, or other EPG providers./111/ Here, DIRECTV has a much smaller share of the MVPD market (in fact, less than half as large). Accordingly, there is even less basis

---------------
/109/  See AT&T/MediaOne, 15 FCC Rcd. at 9856-58.

/110/  Id.

/111/ Id. at 9857 ("we note that the divestiture requirement limits AT&T's size and ensures that other MVPDs will provide sufficient alternative outlets for unaffiliated content providers").

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

for concern in this case than there might have been in AT&T/MediaOne, where the Commission found no threat to competition. Moreover, in practice, Gemstar has not been the default EPG for the DTH systems in which News Corp. holds an interest - for example, BSkyB uses a different EPG product. Thus, as in AT&T/MediaOne, there is no basis for concern over an EPG/MVPD affiliation in this case.

     D. Other Issues

     Finally, there are no competitive harms arising from the transfer of control over the non-DBS businesses that Hughes controls. News Corp., which will be Hughes' largest shareholder once the transaction is consummated, does not provide the types of services that either PanAmSat or HNS provides. Indeed, in EchoStar/Hughes, the Commission concluded with respect to PanAmSat that the transfer of control of PanAmSat to New EchoStar was "unlikely" to "create any harms in the FSS and MVPD markets":

     First, because EchoStar today does not own any FSS satellites, the transaction does not increase the concentration in the FSS market. Second, PanAmSat is already under common control with a DBS provider - DirecTV - and the proposed transaction would not change that situation./112/

This same reasoning applies to the transaction proposed in this case as well. PanAmSat's new ownership structure will neither increase FSS concentration, nor will it raise any prospect of competitive harm in the MVPD market./113/

     For similar reasons, the transfer of control of HNS raises no specter of competitive harm. News Corp., which is acquiring the most significant portion of new

--------------
/112/  EchoStar/Hughes, 17 FCC Rcd. at 20660.

/113/ As discussed in footnote 66, supra, any potential effects of the transaction outside the United States are not relevant to the Commission's analysis.

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

ownership in Hughes, does not directly compete in the same manufacturing or satellite-service sectors as HNS. But the complementary nature of the News Corp.'s satellite and technological expertise, as well as the energy and capital access that News Corp. will bring to bear on the Hughes businesses, will yield only more and enhanced public benefits for the businesses and consumers that HNS serves.

VI.  Request for Waiver of the Application Cut-off Rules

     In connection with the approval of this transaction, the parties respectfully request that the Commission waive the application of its "cut-off" rules with respect to all pending applications filed by Hughes or its subsidiaries (including PanAmSat) for additional space station authorizations, to the extent that those applications have been the subject of an FCC cut-off notice prior to the closing date./114/

     Section 25.116 of the Commission's rules provides that any pending application will be considered "newly filed" and therefore may lose its place in a processing round if it is modified by a "major amendment" - including an amendment that specifies a substantial change in beneficial ownership or control of the applicant./115/ An amendment will not be deemed a major amendment, however, if it reflects a change in ownership or control that the Commission determines is in the public interest and the Commission grants an exemption from the cut-off date./116/ The Commission has traditionally granted

--------------
/114/ Attachment H hereto provides a consolidated list of pending applications filed by the Hughes and its subsidiaries.

/115/  See 47 C.F.R. (S) 25.116(b).

/116/  Id. at (S) 25.116(c)(2).

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

such exemptions where the proposed transaction will serve a legitimate business purpose and will serve the public interest./117/

     As described throughout this Application, the proposed transaction serves a legitimate business purpose. By adding authorizations to provide DBS service in the U.S. market and telecommunications services around the world to the subscription television platforms in which News Corp. has an interest, the transaction will enhance the combined enterprise's global service capabilities, allowing it to compete more effectively and efficiently with other MVPD service providers. The transaction involves - indeed, it is primarily focused on - operational satellites. Moreover, the applications currently pending are an integral part of Hughes' expansion plans that were announced well before this proposed transaction and are essential to the continued competitiveness of its businesses. Under these circumstances, there can be no question that the transaction serves an independent business purpose and was not entered into for the purpose of acquiring the pending applications./118/ For these reasons, the Commission should exempt all currently pending applications filed by Hughes and its subsidiaries from any applicable cut-off rules.

     In addition, the parties to this Application may hereafter file additional applications, or have currently pending applications granted, during the Commission's consideration of these applications and the period required for consummation of the transaction following approval (the "Interim Period"). Accordingly, the parties request that the grant of the transfer applications include authority for News Corp. to acquire

-----------------
/117/ See, e.g., GE/SES, 17 FCC Rcd. at 17597-98; DirectCom Networks, Inc., 16 FCC Rcd. 14287, 14292 (Int'l Bur. 2001).

/118/ GE/SES, 17 FCC Rcd. at 17598; Loral Space and Comm. and Orion Network Systems, 13 FCC Rcd. 4592, 4599 (Int'l Bur. 1998).

control over all: (1) authorizations issued to Hughes or any of its subsidiaries during the Interim Period; (2) construction permits held by such companies that mature into licenses during the Interim Period; and (3) applications that are filed after the date of this application and are pending at the time of consummation of the proposed transfer. The grant of such authority would be consistent with prior Commission precedent./119/

VII. Conclusion

         The proposed transaction will enhance the ability of Hughes and its subsidiaries to meet the needs of American consumers, thereby increasing the company's ability to compete effectively with incumbent MVPDs. It will serve the public interest and promote the pro-competitive policies embodied in the Communications Act and the Commission's rules, without creating any public interest harms. For the foregoing reasons, the parties respectfully request that the Commission grant this Application promptly and provide for any other authority that the Commission finds necessary or appropriate to enable the parties to consummate the proposed transaction. The parties also request that the Commission designate this Application as a permit-but-disclose proceeding under 47 C.F.R. (S) 1.1206.


--------------------------------
/119/ See, e.g., AOL/Time Warner, 16 FCC Rcd. at 6678; AT&T/TCI, 14 FCC Rcd. at
      3234-35. Following closing, Hughes and its subsidiaries will amend all then-pending applications filed by them to reflect the new ownership structure.

                                        Respectfully submitted,

                                        The News Corporation Limited



                                        By:  /s/
                                             -----------------------------
                                             William M. Wiltshire
                                             Scott Blake Harris

                                        Harris, Wiltshire & Grannis LLP
                                        1200 Eighteenth Street, N.W.
                                        Washington, DC 20036
                                        202-730-1300

                                        Counsel for The News Corporation Limited



                                        General Motors Corporation and
                                        Hughes Electronics Corporation



                                        By:  /s/
                                             ------------------------------
                                             Gary M. Epstein
                                             James H. Barker
                                             John P. Janka

                                        Latham & Watkins LLP
                                        555 11/th/ Street, N.W.
                                        Suite 1000
                                        Washington, DC 20004
                                        202-637-2200

                                        Richard E.Wiley
                                        Lawrence W. Secrest III
                                        Todd M. Stansbury
                                        Wiley Rein & Fielding
                                        1776 K Street, N.W.
                                        Washington, DC 20006
                                        202-719-7000

                                        Counsel for General Motors Corporation
                                        and Hughes Electronics Corporation

Dated:  May 2, 2003

                                   Before the
                       FEDERAL COMMUNICATIONS COMMISSION
                             Washington, D.C. 20554


__________________________________________
                                          )
Application of                            )
                                          )
General Motors Corporation and            )
Hughes Electronics Corporation,           )
                                          )
         Transferors,                     )
                                          )
                                          )
and                                       )
                                          )
The News Corporation Limited,             )
                                          )
         Transferee,                      )
                                          )
For Authority to Transfer Control         )
__________________________________________)



VIII.    DECLARATION OF PETER GIACALONE

         1. My name is Peter Giacalone. I am the Vice President, Finance of The News Corporation Limited ("News Corp." or the "Company"). I have been in this position for the past six years and participate in the financial operations of the Company, including merger and acquisition related activity, and the financial analysis of News Corp.'s direct-to-home satellite broadcast operations ("DTH") affiliates, such as British Sky Broadcasting Group plc ("BSkyB") in the U.K., Sky Italia S.r.l. ("Sky Italia") in Italy, Sky Brasil Servicos Ltda in Brazil and Innova, S. de R.L. de C.V. in Mexico, as well as smaller DTH operations in Colombia, Chile, Australia and New Zealand. In addition, I regularly review the financial performance of Gemstar-TV Guide International, Inc. and NDS Group plc, two other News Corp. affiliates involved in the business of, among other things, electronic programming guides and conditional access technologies, respectively. In connection with these responsibilities, I evaluate for News Corp., among other things, the financial aspects of investments and acquisitions and the potential these investments and acquisitions have to generate synergies and efficiencies. In addition, when News Corp. management determines that the Company should pursue a potential investment or transaction, I am typically the person responsible for conducting the business/financial due diligence of the target.

          2. Since approximately October 2002, I have been directly involved in evaluating the U.S. DTH industry and, since January 2003, in estimating the synergies and efficiencies that will result from the announced transaction (the "Transaction") among General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes"), and News Corp.

                 Summary of Synergies and Efficiencies Analysis
          3. The purpose of this declaration is to describe the major categories of synergies and efficiencies that my staff and I identified in the course of evaluating the Transaction. These benefits will stem from a number of sources and include the following: (A) increased operating efficiencies; (B) increased customer satisfaction; and (C) new product development and launch.

          4. In our analysis, my staff and I relied upon a number of sources of data, including (a) publicly available data concerning Hughes and its subsidiaries; (b) information concerning Hughes and its subsidiaries obtained in the course of due diligence; (c) publicly available and internal performance information concerning News Corp.'s DTH affiliates; and (d) publicly available data concerning DIRECTV's multichannel video programming distribution ("MVPD") competitors, including EchoStar Communications Corporation ("EchoStar"). We also relied upon our experience in evaluating synergies and efficiencies resulting from prior News Corp. investments in DTH. We will continue to refine our analysis of the synergies and efficiencies as we continue with our planning process.

          5. Some of the matters discussed in this declaration were developed for a presentation to the board of directors of News Corp. that occurred on April 9, 2003. In addition, other items that were not included in that presentation are described below.

          6. Based on my experience in evaluating prior acquisitions, the information that I obtained in connection with this transaction, my familiarity with News Corp.'s experiences with other satellite DTH systems, discussions with members of News Corp.'s DTH engineering department and certain assumptions described below, I have concluded that the Transaction should facilitate and accelerate the launch and continued roll-out of a number of innovative programming options at DIRECTV, including interactive television ("ITV") applications, utilization of digital video recorders ("DVRs"), high definition television ("HDTV") programming, and the economical development and introduction of state-of-the-art set-top boxes ("STBs"), including STB configurations (such as wireless) that will make multi-set operations in the home easier to use and more economical. The Transaction should also result in improved customer service as we implement "best practices" in the critical areas of call center/subscriber management, billing and customer retention activities. The combination of these factors should result in a more compelling video product with new features and functionalities, which we expect to enhance the subscriber's viewing experience and satisfaction level and increase competition in the MVPD marketplace.

          7. In addition, based on the sources cited above, we estimate that, within three years, the Transaction should result in synergies and efficiencies worth approximately $610 million to $765 million per year in cost savings and increased operating earnings, with attendant benefits to consumers of a more cost-efficient competitor in the MVPD market. Significantly, the largest components of these benefits arise as a direct result of the increased subscriber appeal of more innovative products and services, coupled with a better customer relationship that DIRECTV will be able to achieve under the new ownership structure.

          8. We note that the projections and estimates summarized in paragraphs 6 and 7 and discussed below are necessarily based on incomplete data and are inherently inexact. Moreover, in the course of calculating potential synergies and efficiencies, it was necessary to rely upon the accuracy of data supplied to us and to make certain simplifying assumptions and estimates, which inevitably inject a level of uncertainty into the analysis. Within these constraints, we attempted to calculate synergies and efficiencies likely to result from the Transaction as reasonably as possible. With access to more or better data, we may modify some of our value estimates for particular categories of synergies and efficiencies. We may also identify additional sources of cost savings and efficiencies - in fact, we anticipate that we will identify such items after the Transaction is consummated.

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

                          1.    Discussion

               4.    A.   Increased Operating Efficiencies
               ($65 Million to $135 Million Annually)

          9. Because the Transaction is not a horizontal merger of two MVPD competitors in the U.S. market, it will not result in the kind of operating efficiencies that traditionally arise in such a situation - i.e., eliminating duplicative functions in merging two operations into one. Nonetheless, the Transaction should lead to increased operating efficiencies as News Corp. will bring its experience and expertise in working with other DTH operators and apply a "best practices" process to DIRECTV.

          10. In assessing the potential magnitude of these savings, we have relied primarily upon publicly available information regarding DIRECTV's MVPD competitors in the United States and News Corp.'s experience with its affiliated DTH platforms in other countries. Based on these considerations, we believe that News Corp. will be able to improve DIRECTV's cost structure even further once the transaction is consummated, Hughes separates from GM, and News Corp. acquires significant ownership of Hughes.

          11. For example, we believe that DIRECTV may have the opportunity to lower its customer service costs by scaling back its reliance on third-party customer service centers rather than performing that function in-house. DIRECTV currently has 10 customer service centers, all but one of which is outsourced. News Corp.'s experience with in-house customer service centers throughout its affiliated DTH platforms shows that in-house customer service centers can be managed to deliver higher subscriber satisfaction at a lower cost when compared with third-party customer service centers. We estimate that making this change could save Hughes approximately $40 million to $80 million annually. I am aware that DIRECTV recently announced cost saving initiatives

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

designed to reduce customer service costs, but I believe that additional cost reductions will be realized by bringing more DIRECTV customer service activity in-house and by applying News Corp.'s "best practices." Accordingly, of the $40 million to $80 million in savings discussed above, I have assumed that half would be achieved by DIRECTV before the transaction is consummated and half - i.e., $20 million to $40 million - would be achieved based on expertise that News Corp. applies post-consummation.

         12. Similarly, we believe that News Corp. will be able to help Hughes lower its general and administrative expenses to a point where Hughes would save approximately $40 million to $80 million per year. Another area that can be improved is the expense for satellite and other transmission facilities and services. Hughes should be able to capture some efficiencies by sharing facilities and personnel with News Corp. subsidiaries, as in the case of the sharing of national distribution facilities discussed below. By drawing on News Corp.'s experience with other DTH systems and rationalizing operational areas that overlap with News Corp.'s subsidiaries, we estimate that Hughes could save $7 million to $15 million annually.

         13. Moreover, while the Transaction will not consolidate two U.S.-based MVPD companies into one, the parties will be able to capture some efficiencies by streamlining overlapping functions performed by both DIRECTV and News Corp.'s U.S. subsidiaries, such as Fox Television Stations and Fox Cable Networks. For example, it appears likely that one of the national distribution centers operated by Fox Cable Networks could be combined with one of the national distribution centers operated by DIRECTV. Since all of these facilities cost in the aggregate upwards of $200 million per year to operate, decreasing the number of facilities will result in substantial savings.

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Nonetheless, because the magnitude of these savings for DIRECTV will depend upon a number of factors, including negotiations between the companies over the allocation of operating costs, I have not included any component of these savings in my estimate of overall cost savings.

         14. In total, I believe that the savings associated with lowering Hughes' overhead costs and increasing operating efficiencies will have an operating impact of approximately $65 million to $135 million a year after one to three years. Certain efficiencies will take somewhat longer to realize than others and the value of these increased operating efficiencies should increase from the first year after the Transaction through the end of the third year.

             5.   B.   The Benefits of Customer Satisfaction
             ($450 to $525 Million Annually)

         15. A number of the items discussed herein will enhance the consumer's video entertainment experience and overall level of satisfaction with the DIRECTV service. Simply put, the more compelling the video product, the more likely it is to attract a new subscriber and the less likely an existing subscriber is to discontinue the service. Thus, increasing customer satisfaction through innovation will have the twin benefits of driving incremental subscriber growth while reducing subscriber "churn," as discussed below.

         16. Innovation has a proven ability to attract subscribers to an MVPD platform. DIRECTV itself is evidence of this phenomenon, as at the time it launched the first all-digital MVPD service in the United States, offering many more channels of programming than its terrestrial competitors, its STBs were the fastest selling consumer electronics product ever. More recently, the use of DBS spot beam satellites to provide local stations in local markets has increased DBS penetration in those markets. BSkyB

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had a similar experience in 1999 when it transitioned from analog to digital DTH technology and acquired 1.2 million gross subscribers in just 10 months. We anticipate that the previously discussed innovations that News Corp. will be able to help introduce, accelerate or enhance at DIRECTV will make its video service significantly more attractive to consumers.

         17. By offering the public an increasingly compelling product, DIRECTV will increase its incremental growth in new subscribers. We estimate that advancements in ITV, DVR, and HDTV technology offered by DIRECTV after the Transaction, coupled with improved customer service practices, will enable DIRECTV to realize incremental growth of approximately 750,000 to 1,000,000 additional subscribers by 2006. Moreover, increased innovation and improved customer service will result in satisfied existing customers that are less likely to terminate their subscriptions and "churn" to another MVPD's service. Recently, DIRECTV's annual churn rate has run at approximately 18%. By comparison, BSkyB's annual churn rate has generally been between 9.5% and 10%, and currently is approximately 9.4%. A decrease in an MVPD's churn rate translates to an increase in operating earnings as more subscribers contribute to the revenue of the business. In DIRECTV's case, for every 1% reduction in churn, the company will increase its earnings by $33 million per year. This additional revenue will be available to finance continued research and development to improve the DIRECTV service still further. We anticipate that, by using the expertise News Corp. has gained through its affiliated DTH platforms to improve customer service and satisfaction with the DIRECTV service, annual subscriber churn at DIRECTV can be lowered by 2% to 3% by 2006. Specifically, we estimate that DIRECTV's churn can be decreased by 1%

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in 2004, 2% in 2005, and 3% in 2006, preventing the loss of a total of 600,000 subscribers by 2006. The increase in operating earnings from these two effects of increased customer satisfaction total approximately $450 million to $525 million per year by 2006.

         6.       C.     Development of Innovative Products and Services
             ($90 Million to $100 Million Annually)

         18. The Transaction should enhance Hughes' capabilities for developing, marketing and introducing innovative products and services to consumers in at least two important respects. First, Hughes will be able to draw upon the experience and expertise of News Corp. and its affiliated DTH platforms. Second, it will also benefit from economies of scale as one of News Corp.'s DTH affiliates.

         19. For example, News Corp. has gained significant experience with ITV services through BSkyB. These offerings combine traditional video programming with interactive functionalities, such as the ability to engage in banking and advanced home shopping, or to choose from among multiple camera angles during the broadcast of sporting events, or to choose among multiple segments being broadcast simultaneously on a news channel. A robust ITV offering requires three elements. First, customers must be aware of and excited about the capabilities of the system. Second, vendors must be aware of the ways in which their products and services can be offered over an ITV system and the advantages of doing so. Third, the ITV platform must enter into agreements with vendors, market their services to subscribers, and create back-office systems to clear the resulting transactions. BSkyB has over three years of experience in these areas, and currently provides access to ITV to over six million subscribers, a majority of whom have used these enhanced capabilities.

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         20. After the Transaction is consummated, Hughes will be able to take advantage of the expertise and operational experience with ITV that News Corp. has gained through BSkyB in order to develop and market its own ITV offering. This new capability will increase the appeal of DIRECTV's service and the investment of the customer in the satellite television experience, and thereby increase the customer's satisfaction and tenure with the service. Moreover, assuming that half of the current DIRECTV subscriber base uses these ITV offerings (approximately 5.7 million subscribers), and further assuming that these ITV offerings result in an increase of $10 to $15 per subscriber per year, DIRECTV's revenue should increase by $57 million to $86 million annually after a two to three year ramping-up period. Assuming a 50% profit sharing arrangement with its partners in providing ITV services, this translates to an increase in operating earnings of approximately $29 million to $43 million. Neither Hughes nor its current corporate parent, General Motors, offers a level of expertise and experience comparable to News Corp. in establishing, marketing, and operating the extensive range of ITV products and services that will significantly increase customer satisfaction and the appeal of DIRECTV's service.

         21. The Transaction will also enable Hughes to benefit where possible from economies of scale as part of News Corp.'s global family of DTH affiliates. Scale is significant in this context both because it offers many opportunities for spreading the costs of research and development of technology as well as the costs of content development across a larger subscriber base, and because of volume discounts in the production of STBs, subscriber management technologies, electronic programming guides and conditional access systems. In particular, News Corp.'s practice of placing

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equipment orders with a high level of technical specificity will ensure the maximum amount of commonality across STBs. These advantages will enhance the ability of News Corp. and Hughes to play a leading role in developing, refining, and disseminating the technological standards for new services. Such innovations will provide consumers with more capabilities and options with which to enhance their viewing experience. Moreover, Hughes will also benefit from News Corp.'s vast experience in marketing on a worldwide basis, which will promote a more accelerated, efficient and effective deployment of these new technologies.

         22. As a result of the factors described above, we estimate that there will be cost savings of at least $10 on each additional STB shipped within two years. Since payments from DIRECTV to retailers could therefore be lowered, this savings will directly reduce DIRECTV's subscriber acquisition costs. DIRECTV had over 2.8 million gross subscriber additions in 2002, with an average of approximately 1.8 STBs per subscriber. In addition, subscribers continue to purchase additional and upgraded STBs for use in their homes. In 2002, over six million DIRECTV STBs were sold to new and current subscribers. Assuming a similar number of gross sales annually going forward - a conservative assumption given our expectation for increased subscriber growth - the synergies and cost savings achievable through the Transaction would reduce subscriber acquisition costs by approximately $60 million per year within two years.

         23. In light of the foregoing analysis, I estimate that by developing these new products and capabilities and achieving economies of scale, DIRECTV should realize cost savings of approximately $60 million and increased operating earnings of approximately between $29 million and $43 million per year, for a total of approximately

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$90 million to $100 million per year which can be used to fund further innovation. This estimate depends, of course, upon the actual performance of various new products and capabilities in the marketplace, as well as broader economic trends.

         I, Peter Giacalone, declare under penalty of perjury that the foregoing declaration is true and correct.

         Executed on May 2, 2003

                                                   /s/ Peter Giacalone

                                                   -------------------------
                                                   Peter Giacalone

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News") intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including one or more registration statement(s) that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, investors and security holders are urged to read them, if and when they become available. When filed with the SEC, they will be available for free (along with any other documents and reports filed by GM, Hughes or News with the SEC) at the SEC's website, www.sec.gov. GM stockholders will also receive information at an appropriate time on how to obtain transaction-related documents for free from GM. When these documents become available, News stockholders may obtain these documents free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, attention: Investor Relations.

GM and its directors and executive officers and Hughes and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2003 annual meeting of shareholders. Participants in GM's solicitation may also be deemed to include those persons whose interests in GM or Hughes are not described in the proxy statement for GM's 2003 annual meeting. Information regarding these persons and their interests in GM and/or Hughes was filed pursuant to Rule 425 with the SEC by each of GM and Hughes on April 10, 2003. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and News to differ materially, many of which are beyond the control of GM, Hughes or News include, but are not limited to, the following: (1) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (2) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (3) the effects of legislative and regulatory changes; (4) an inability to retain necessary authorizations from the FCC; (5) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (6) the introduction of new technologies and competitors into the subscription television business; (7) changes in labor, programming, equipment and capital costs; (8) future acquisitions, strategic partnerships and divestitures; (9) general business and economic conditions; and (10) other risks described from time to time in periodic reports filed by GM, Hughes or News with the SEC. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

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